As filed with the Securities and Exchange Commission on June 15, 2023

Securities Act File No. 333-263199

Investment Company Act File No. 811-22963

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement
Under
the Securities Act of 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

and/or

Registration Statement
Under
the Investment Company Act of 1940	☒

Amendment No. 25	☒

iCapital KKR Private Markets Fund

(Exact name of Registrant as specified in Charter)

60 East 42nd Street

26th Floor

New York, NY 10165

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (646) 214-7277

Kyle Hartley

iCapital Registered Fund Adviser LLC

60 East 42nd Street

26th Floor

New York, NY 10165

(Name and address of agent for service)

COPY TO:

Richard Horowitz, Esq.

Jonathan H. Gaines, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☒	on June 20, 2023 pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

iDirect Private Markets Fund

PROSPECTUS

June 20, 2023

Class A Shares

Class I Shares

60 East 42nd Street
26th Floor
New York, NY 10165

Investment Objective. iDirect Private Markets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The Fund’s investment objective is to seek long-term capital appreciation.

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary —Risk Factors” beginning on page 6 and in “Types of Investments and Related Risks” beginning on page 23.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Class A Share	Per Class I Share	Total
Public Offering Price	At current net asset value	At current net asset value	$500,000,000
Sales Load(1) as a percentage of purchase amount	3.50%	N/A	$17,500,000
Proceeds to the Fund(2)	Current net asset value minus sales load	Current net asset value	$482,500,000

(1)	Generally, the stated minimum initial investment by an investor in the Fund is $25,000, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares (as defined herein) may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged.

(2)	Assumes that the maximum aggregate offering amount currently registered is sold in the continuous offering and the maximum sales load charged on Class A Shares is charged on all sales. Shares will be offered in a continuous offering at the Fund’s then current net asset value, as described herein. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund Expenses.”

The Fund is offering two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) on a continuous basis at the net asset value per Share plus any applicable sales loads.

iCapital Securities, LLC (the “Distributor”) acts as the distributor of the Shares on a best efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers (“Selling Agents”), some of which are affiliates of iCapital Registered Fund Adviser LLC, the Fund’s investment adviser (“iCapital RF Adviser” or the “Adviser”), that have agreed to participate in the distribution of the Shares. Investments in Class A Shares may be subject to a sales load of up to 3.50% of the investment amount. The Distributor and/or a Selling Agent (each as defined herein) may, in its discretion, waive all or a portion of the sales load for certain Class A investors. See “Plan of Distribution.” The minimum initial investment is $25,000. See “Fund Expenses.”

Shares will be sold only to Eligible Investors (as defined herein).

Investment Portfolio. The Fund intends to allocate at least 80% of its assets to private equity investment interests of any type (“Investment Interests”). Prior to June 12, 2023, the Fund’s name was “iCapital KKR Private Markets Fund” and the Fund had a policy to allocate at least 80% of its assets to Investments Interests sponsored or advised by KKR or an affiliate (the “Prior KKR Policy”). The Fund is in the process of transitioning its portfolio away from the Prior KKR Policy in order to allocate substantially all of its assets to Investment Interests sponsored or managed by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), Vista Equity Partners Management, LLC or an affiliate (collectively, “Vista”), or Warburg Pincus LLC or an affiliate (collectively, “Warburg Pincus” and with KKR and Vista, the “Core Independent Managers”). Each Core Independent Manager has agreed to contribute $25 million into the Fund alongside existing Fund shareholders. Following this transition period, the Fund intends to (i) allocate approximately one-third of the value of its Investment Interests to each Core Independent Manager and (ii) invest approximately 10% of its total assets in more liquid securities for cash management purposes. The Fund may at any time determine not to allocate its assets to the Core Independent Managers and, instead, may determine to allocate its assets to Investment Interests not sponsored, advised by, or otherwise linked to, a Core Independent Manager and to mandates and asset classes not representative of private equity. For a further discussion of the Fund’s investment strategies, see “Investment Program.”

Risk Factors and Restrictions on Transfer. Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks.” Shares will not be listed on any national securities exchange. Shares are subject to restrictions on transferability and liquidity will be provided by the Fund only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund’s Board of Trustees in its sole discretion. See “Repurchases and Transfers of Shares.”

Management Fee. The Fund pays the Adviser a management fee measured as of the end of each month at the annual rate of 0.90% of the Fund’s net asset value (0.075% monthly) (the “Management Fee”). The Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). See “Management Fee.” The Management Fee is separate from the asset-based fees and incentive fees in respect of the Investment Interests paid to a Core Independent Manager or other private equity manager and indirectly borne by Fund shareholders.

Eligible Investors. Shares are being sold only to investors that represent that they are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). The minimum initial investment in the Fund by any investor is $25,000 and the minimum additional investment in the Fund by any investor is $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). The Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent. Investors may only purchase Class I Shares through the Distributor or through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Class I Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. The Distributor and/or any such RIA may also impose additional eligibility requirements for investors who purchase Class I Shares from the Distributor through such RIA.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated June 20, 2023, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing to the Fund at c/o iCapital Registered Fund Adviser LLC, 60 East 42nd Street, New York, New York 10165 or by calling (646) 214-7277. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

The Shareholder Reports will be made available on the Fund’s website, (http://www.iDirectPMFund.com) and on the SEC’s website (http://www.sec.gov).

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

iCapital Securities, LLC

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1

SUMMARY OF FEES AND EXPENSES	14

CONSOLIDATED FINANCIAL HIGHLIGHTS	15

THE FUND	18

USE OF PROCEEDS	18

STRUCTURE	18

INVESTMENT PROGRAM	18

TYPES OF INVESTMENTS AND RELATED RISKS	23

OTHER RISKS	30

LIMITS OF RISK DISCLOSURES	35

MANAGEMENT OF THE FUND	35

FUND EXPENSES	37

MANAGEMENT FEE	38

CALCULATION OF NET ASSET VALUE	38

CONFLICTS OF INTEREST	40

PURCHASES OF SHARES	42

REPURCHASES AND TRANSFERS OF SHARES	43

VOTING	46

TAX ASPECTS	46

ERISA CONSIDERATIONS	54

PLAN OF DISTRIBUTION	54

DISTRIBUTION POLICY	55

ADDITIONAL INFORMATION ABOUT THE FUND	56

INQUIRIES	56

i

PROSPECTUS SUMMARY

THE FUND

iDirect Private Markets Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company.

The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) to Eligible Investors (as defined herein).

Class A Shares and Class I Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

INVESTMENT PROGRAM

The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective is fundamental and may only be changed by the affirmative vote of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund.

The Fund intends to allocate at least 80% of its assets to private equity investment interests of any type (“Investment Interests”). Prior to June 12, 2023, the Fund’s name was “iCapital KKR Private Markets Fund” and the Fund had a policy to allocate at least 80% of its assets to Investments Interests sponsored or advised by KKR or an affiliate (the “Prior KKR Policy”). The Fund is in the process of transitioning its portfolio away from the Prior KKR Policy in order to allocate substantially all of its assets to Investment Interests sponsored or managed by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), Vista Equity Partners Management, LLC or an affiliate (collectively, “Vista”), or Warburg Pincus LLC or an affiliate (collectively, “Warburg Pincus” and with KKR and Vista, the “Core Independent Managers”). Each Core Independent Manager has agreed to contribute $25 million into the Fund alongside existing Fund shareholders. Following this transition period, the Fund intends to (i) allocate approximately one-third of the value of its Investment Interests to each Core Independent Manager and (ii) invest approximately 10% of its total assets in more liquid securities for cash management purposes. The Fund may at any time determine not to allocate its assets to the Core Independent Managers and, instead, may determine to allocate its assets to Investment Interests not sponsored, advised by, or otherwise linked to, a Core Independent Manager and to mandates and asset classes not representative of private equity.

Following the transition period, the Fund intends to invest approximately 90% of its total assets in direct access co-investments (“Direct Access Co-Investments”) through or alongside private equity funds sponsored or managed by the Core Independent Managers. Direct Access Co-Investments are sourced from arrangements in which the Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis.

iCapital Registered Fund Adviser LLC, the Fund’s investment adviser (“iCapital RF Adviser” or the “Adviser”) believes that the Fund’s investment program will offer exposure to private equity investments for “accredited investors” who have not previously had access to Investment Interests managed by top-tier private equity firms such as the Core Independent Managers. The Adviser will allocate to Investment Interests that focus on buyout and growth equity investment styles across multiple geographic regions including North America, Asia and Europe. The investment program’s use of Direct Access Co-Investments is intended to allow the Fund to achieve broader investment exposure and more efficient capital deployment than would be provided by investing in primaries. The Fund’s structure is intended to alleviate or mitigate a number of the investor burdens typically associated with private equity fund investing, such as funding capital calls on short notice, reinvesting distribution proceeds, meeting high investment minimums and receiving tax reporting on potentially delayed Schedule K-1s.

The combination of KKR, Vista and Warburg Pincus is intended to deliver complementary global exposure across buyout and growth equity. The Core Independent Managers invest in companies of varying sizes up to $5+ billion on a global basis, diversified across the business services, consumer, financial services, healthcare, industrials, and technology—particularly software—industries or sectors, among others. Together, the Core Independent Managers boast 125 years of experience with over 600 dedicated investment professionals based in 40 offices globally.

KKR is a leading global investment firm that manages investments across multiple styles including buyouts, growth equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own proprietary capital alongside the capital of its fund investors and brings opportunities to others through its capital markets business. KKR had approximately 1,800 employees as of December 31, 2022. KKR has 828 investment professionals and 130 private and growth equity professionals as of December 31, 2022. KKR conducts its business through offices around the world and across multiple countries and continents. Its geographic breadth provides KKR with a pre-eminent global platform for sourcing transactions, raising capital, and carrying out capital markets activities. KKR’s business offers a broad range of investment management services and provides capital markets services to the firm, its portfolio companies and third parties. Throughout its history, KKR has consistently been a leader in the private equity industry, having completed more than 400 private equity investments in portfolio companies with a total transaction value in excess of $650 billion.

Vista was formed in 2000 to pursue buyout transactions of enterprise software businesses and technology-enabled solutions companies. Since its founding, Vista has expanded both its personnel and product offerings. As of December 31, 2022, Vista, together with Vista Consulting Group (“VCG”), has over 610 employees, including over 190 investment professionals and over 100 VCG professionals. Vista manages a series of private equity funds pursuing buyout and strategic growth equity investments, a permanent capital fund that principally invests in operationally mature enterprise software businesses, credit funds which generally invest in the credit of enterprise software, data and technology-enabled companies and public equity market funds primarily focused on publicly traded securities, derivatives and similar instruments. In each case, these funds are generally focused on leveraging Vista’s substantial knowledge, experience and intellectual capital in the enterprise software, data and technology-enabled solutions business sectors. Throughout its 22-year history, Vista has cumulated over $96 billion in AUM (as of December 31, 2022). Globally, Vista is one of the largest and most active investment firms dedicated to investing in the enterprise software, data and technology-enabled solutions sector. From inception through December 31, 2022, Vista's private equity funds have made over 495 acquisitions in the sector, among the most of any company (financial sponsor or strategic).

Warburg Pincus was founded in 1966, raised its first fund in 1971 and has become one of the world’s largest global growth investment firms. Since inception, the firm’s goal has been to create scaled, durable, thriving businesses by making long-term investments, and its active portfolio companies are diversified by industry sector, geography and stage. The foundation of the firm’s investment strategy has always been identifying talented entrepreneurs and management teams aligned with investment team’s specific theses. These theses result from the firm’s focus on deepening its knowledge and experience through industry sector specialization. Warburg Pincus’ core industry sectors are Business Services, Energy Transition & Sustainability, Financial Services, Healthcare, Industrials, Technology and Real Estate. As of March 31, 2023, the firm has backed more than 1,000 portfolio companies in over 40 countries, deploying more than $109 billion in capital. Warburg Pincus has grown to more than 750 professionals, including over 90 Managing Directors and more than 200 other investment professionals who help manage the large scale of the firm, totaling more than $80 billion of assets under management.

The Core Independent Managers are not sponsors, promoters, advisers or affiliates of the Fund. Past performance of Investment Interests sponsored or managed by the Core Independent Managers is not indicative of future results of those Investment Interests.

The Fund

Shares will be sold in comparatively large minimum denominations to eligible high net worth individual and institutional investors (“Shareholders”). The Fund will pay, and Shareholders will bear, a Management Fee (as defined below) charged by the Adviser. Shareholders will also be indirectly subject to asset-based fees and incentive fees in respect of the Investment Interests paid to a Core Independent Manager or other private equity manager (an “Other Manager”, each an “Investment Manager”) and indirectly borne by Fund shareholders.

Each underlying Investment Interest is, or will be, managed by an Investment Manager under the direction of their portfolio managers or investment teams. Investment Interests may be domiciled in U.S. or non-U.S. jurisdictions and may be held within broader private investment vehicles.

Private equity generally refers to privately negotiated investments made in non-public companies. Private equity firms typically seek to invest in quality operating companies at attractive valuations and use strategic and operational expertise to enhance value and improve performance.

Buyouts usually focus on acquiring controlling equity interests in small-, mid- or large-cap companies which are cash flow positive; such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions - particularly in the large-cap segment. Growth equity typically involves investments in established companies with strong growth characteristics and relatively low levels of financial leverage. Companies typically raise growth equity to accelerate organic initiatives and to execute add-on acquisitions.

Types of Investment Interests in which the Fund will invest pursuant to the Direct Access Arrangement:

Direct Access Co-Investments are sourced from arrangements in which the Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis. These arrangements will permit the Fund to make, directly or indirectly, certain private equity investments through or alongside private equity funds sponsored or managed by the Core Independent Managers. The Adviser will have discretion over the selection and sizing (subject to an investment cap and certain minimum investment thresholds) of each Direct Access Co-Investment. Once offered, a Core Independent Manager will have no role in approving the Fund’s participation in any specific Direct Access Co-Investment.

Types of Investment Interests, in addition to co-investments, in which the Fund previously invested prior to implementing the Direct Access Arrangement:

Secondary Investments, or “secondaries”, which represent interests in operating companies or funds managed by private equity firms. Secondaries provide buyers with the opportunity to deploy capital more quickly than through primaries, which can potentially reduce the impact of cash drag on the Fund. Broadly speaking, the secondary market can be bifurcated into GP-led and LP-led secondary investments.

The GP-led segment has been experiencing rapid growth. Well-established, blue-chip private equity firms are increasingly utilizing the secondary market to hold onto attractive assets longer, while also offering liquidity to existing investors in a timely manner. This development is providing private equity firms with an increasingly reliable alternative exit option for their underlying investments, aside from a sale or IPO, that allows continued participation in the value creation of assets that they already know well.

The LP-led segment typically involves an investor selling its interest in a fund(s). The buyers pay a negotiated purchase price and agree to take on any unfunded obligations in exchange for future distributions. If acquired at a discount, such transactions may generate unrealized gains when the Fund calculates its next monthly net asset value. Because LP-led secondary investments typically occur after an existing fund has deployed capital into multiple operating companies, these transactions are viewed as more mature than primary investments with shorter hold periods. There can be no assurance that any or all LP-led secondary investments made by the Fund will exhibit this pattern of investment returns, and the realization of investment gains is dependent upon the performance and disposition of each underlying investment.

The market for secondary investments may be limited, which may affect the Fund’s ability to sell certain of its assets in the secondary market. Secondary investments may be heavily negotiated and may incur additional transactions costs for the Fund.

Primary Investments or “primaries”, which represent interests in new funds being raised by an Investment Manager. A primary investment is made during the fundraising period in the form of a capital commitment, which is then periodically called by the fund to finance underlying investments in operating companies during a predefined period. A fund’s capital account will typically exhibit a “J curve,” undergoing a modest decline in the early portion of its lifecycle as expenses outweigh investment gains, with the trend typically reversing in the later portion of its lifecycle as underlying investments mature and are eventually realized. There can be no assurance that a primary investment made by the Fund will exhibit this pattern of investment returns and the realization of investment gains is dependent upon the performance and disposition of each underlying investment. A primary investment typically has a period before full liquidation from ten to twelve years, while underlying investments generally have a period from three to seven years.

Investment Strategies

The principal elements of the Adviser’s investment strategies include: (i) allocating the assets of the Fund to the Core Independent Managers’ private equity Investment Interests; (ii) seeking to manage the Fund’s invested level and liquidity; (iii) seeking to secure access to other Investment Interests that the Adviser believes offer attractive value; and (iv) seeking to manage risk through ongoing monitoring of the Fund’s portfolio.

Asset Allocation. The Adviser seeks to diversify the Fund’s assets across investment styles, geographic regions and lifecycles through Direct Access Co-Investments. While the Fund historically allocated a portion of its assets to primary investments, the Fund does not intend to going forward, with the exception of making certain commitments to one or more funds sponsored or managed by a Core Independent Manager in order to obtain access to certain Direct Access Co-Investments. Following the transition period, the Fund intends to allocate approximately one-third of the value of its Investment Interests to each Core Independent Manager. However, the Adviser may deviate from this one-third allocation to each Core Independent Manager from time to time. A portion of the Fund’s assets may be allocated to Investment Interests which are not sponsored or advised by a Core Independent Manager.

Direct Access Co-Investments. The Adviser and its investment personnel use a range of resources to identify promising investment opportunities presented to the Fund as part of the Direct Access Arrangement. Direct Access Co-Investments are sourced from arrangements in which the Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis. These arrangements will permit the Fund to make, directly or indirectly, certain private equity investments through or alongside private equity funds sponsored or managed by the Core Independent Managers. The Adviser will have discretion over the selection and sizing (subject to an investment cap and certain minimum investment thresholds) of each Direct Access Co-Investment. Once offered, a Core Independent Manager will have no role in approving the Fund’s participation in any specific Direct Access Co-Investment.

The due diligence process includes a qualitative and quantitative evaluation, and risk reward analysis in the context of the Fund’s objectives and constraints. The due diligence process is led by at least one portfolio manager who is supported by a deal team. The Adviser’s Investment Committee will also be highly involved and will conduct a detailed review of each Direct Access Co-Investment opportunity. The Adviser then selects opportunities that it believes are appropriate for the Fund and well-positioned to outperform on a risk-adjusted basis.

The deal team screens each investment opportunity through an initial discussion and a review of the materials. If an investment opportunity continues to be compelling after screening, the deal team pursues detailed diligence which may consist of Q&A and additional research including third party reference calls. In conjunction, tax treatment and legal terms are also considered. The deal team then decides whether to present the investment opportunity to the Investment Committee. If presented and approved, the appropriate sizing for the Fund is then determined.

By allocating substantially all of its assets to Investment Interests sponsored or managed by the Core Independent Managers, the Fund seeks to benefit from the strong performance track record, investment expertise, risk management systems, valuation protocols, operational programs, personnel, accounting practices and compliance programs of the Core Independent Managers, which may not be available to the same extent if the Fund were, instead, to allocate its assets to Investment Interests sponsored or managed by Other Managers.

Access. The Fund will provide Shareholders with access to Investment Interests that are generally unavailable to the investing public due to resource requirements and high investment minimums. Each of the Core Independent Managers has agreed to provide information to the Fund of the type and scope (and with the same frequency) that each Core Independent Manager customarily provides to their large institutional investors, as well as to provide certain marketing and relationship management support services to the Adviser.

Deployment Strategy. The Adviser intends to deploy the Fund’s assets in such a manner so as to minimize the “cash drag” on the Fund’s returns as compared to its invested capital. Cash drag refers to the opportunity cost of a fund holding a portion of its assets in cash and cash equivalents to meet unfunded obligations, take advantage of future investment opportunities, or provide potential liquidity to shareholders. The Adviser intends to manage the Fund’s deployment strategy with a view towards balancing liquidity while maintaining a high invested level. The Fund will retain cash and cash equivalents, or have credit available via a credit facility (as discussed below), in sufficient amounts to satisfy capital calls from Investment Interests.

The deployment strategy will aim to keep the Fund substantially invested and to minimize cash drag where possible by allocating assets based on anticipated future distributions from existing underlying investments made prior to the implementation of the Direct Access Arrangement. The deployment strategy will also take into account anticipated Fund-level cash flows, such as those relating to new subscriptions, the tender of Shares by Shareholders, and any distributions made to Shareholders that are not reinvested. To forecast underlying cash flows, the Adviser will utilize a proprietary model that incorporates historical data, actual observations, insights from the Core Independent Managers and projections made by the Adviser.

Risk Management. The long-term nature of private equity investments requires ongoing risk management. The Adviser will seek to maintain close contact with the Core Independent Managers and to monitor the performance of Investment Interests and underlying investments that are material positions in the Fund. In particular, the Adviser will seek to: track operating information and other pertinent details; participate in periodic conference calls with Core Independent Managers and onsite visits where appropriate; review audited and unaudited reports; and monitor turnover in senior personnel of the Core Independent Managers and changes in policies.

The Adviser will seek to use a range of techniques to reduce the risk associated with the deployment strategy. These techniques may include, without limitation:

•	Diversifying investments across styles, geographic regions and lifecycles;

•	Actively managing cash and liquid assets;

•	Seeking to establish credit lines to provide additional liquidity, consistent with the limitations and requirements of the 1940 Act; and

•	Modeling and actively monitoring both Fund-level and underlying cash flows.

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management. The liquid assets are intended to provide an investment return in order to mitigate “cash drag” while supporting the Fund’s investment activities and potential tender of Fund shares. Liquid assets may include both fixed income and equities as well as public and private vehicles that derive their investment returns from fixed income and equity securities. Following the transition of the Fund’s portfolio such that substantially all of its assets will be allocated to the three Core Independent Managers, the Fund intends to invest approximately 10% of its total assets in more liquid securities for cash management purposes.

The Fund may borrow for investment purposes. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs (the “Asset Coverage Requirement”). This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

The Adviser may from time to time (i) seek the consent of one or more Investment Managers to sell certain of the Fund’s Investment Interests or (ii) sell other Fund assets to take advantage of market conditions or to enhance the liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders.

Generally, the Adviser will seek to allocate no more than 25% of the Fund’s assets, measured at the time of investment, in any one Investment Interest.

The Adviser may allocate the Fund’s assets to Investment Interests that engage in investment styles other than those described in this Prospectus.

The Fund is a diversified, closed-end management investment company for purposes of the 1940 Act. However, the Fund has qualified and elected, and intends to qualify in the future, to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a RIC under the Code, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income derived with respect to its business of investing in such stocks, securities or currencies, and (b) net income from interests in “qualified publicly traded partnerships” (as defined in the Code); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code). With respect to these limitations and restrictions imposed by the Code, the Fund, in appropriate circumstances, will be required to “look through” to the income, assets and investments held by the Fund and by certain Investment Interests.

The Investment Interests are not subject to the Fund’s investment restrictions and are generally subject to few investment limitations. To the extent permitted by the 1940 Act, the Fund may borrow for investment purposes. The Fund has no obligation, and does not intend, to enter into any hedging transactions.

RISK FACTORS	An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a Shareholder’s investment. Other risks include:

	•	The Fund’s performance depends upon the performance of the Investment Managers and selected styles, the adherence by such Investment Managers to such selected styles, the instruments used by such Investment Managers and the Adviser’s ability to select Investment Managers and styles and effectively allocate Fund assets among them.

	•	The Fund’s investment portfolio will consist of Investment Interests which hold securities issued mainly by privately held companies, and operating results for a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk, including those relating to the current global pandemic, that can result in substantial losses.

	•	The securities in which an Investment Manager may invest may be among the most junior in an operating company’s capital structure and, thus, subject to the greatest risk of loss. Generally, there will be no collateral to protect such investments.

	•	Subject to the limitations and restrictions of the 1940 Act, the Fund may use leverage by borrowing money for investment purposes, to satisfy repurchase requests and for other temporary purposes, which may increase the Fund’s volatility. Leverage is a speculative technique that exposes the Fund to greater risk and higher costs than if it were not implemented. The Fund will have to pay interest on its borrowings, which may reduce the Fund’s current income.

	•	An Investment Manager’s underlying investments, depending upon its style, may be in operating companies whose capital structures are highly leveraged. Such investments involve a high degree of risk in that adverse fluctuations in the cash flow of such operating companies, or increased interest rates, may impair the ability to meet their obligations, which may accelerate and magnify declines in the value of any such investments in a down market.

	•	Shareholders will effectively bear two layers of expenses: expenses of the Fund and indirect expenses of the Investment Interests.

	•	Fund Shareholders will have no right to receive information about the Investment Interests or Investment Managers, and will have no recourse against Investment Interests or the Investment Managers.

	•	The Fund and its Investment Interests are subject to risks associated with legal and regulatory changes applicable to the private equity industry.

	•	The Fund has qualified, and intends to qualify in the future, as a RIC under the Code, but may be subject to substantial tax liabilities if it fails to so qualify.

•	The Fund is subject to, and indirectly invests in Investment Interests that are subject to, risks associated with legal and regulatory changes applicable to private equity funds.

•	The Fund may allocate substantially all of its assets to Investment Interests that follow a particular type of style, which may expose the Fund to the risks of that style.

•	To the extent that the Fund does not receive timely valuation information from the Investment Managers of its Investment Interests, the Fund’s ability to accurately calculate its net asset value may impaired. The Investment Managers generally provide valuations on a quarterly basis, whereas the Fund provides valuations, and issues Shares, on a monthly basis. The Fund’s Investment Interests, and many of the underlying investments held by the Investment Interests, will be priced by Investment Managers in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. Neither the Adviser nor the Board of Trustees (as defined below) will be able to confirm independently the accuracy of the Investment Managers’ valuations (an audits, if conducted, generally occur only once a year). An Investment Interest’s valuation information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

•	The Fund may not be able to vote on matters that require the approval of an Investment Interest’s investors, including matters that could adversely affect the Fund.

•	The Fund may receive an in-kind distribution of securities from an Investment Interest that are illiquid or difficult to value and difficult to dispose of.

•	There is no market exchange available for Shares of the Fund thereby making them illiquid and difficult to dispose of.

•	The Fund will allocate to Investment Interests, which may result in indirect expenses, such as asset-based fees and incentive fees, that may be higher than those of other types of securities.

•	Investment Interests located outside of the U.S. may be subject to withholding taxes in such jurisdictions, which may reduce the returns of the Fund.

•	Underlying funds, in which the Fund may invest, will not be registered as investment companies under the 1940 Act, and therefore the Fund, and indirectly, the Fund’s Shareholders may not avail themselves of 1940 Act protections with respect to such Investment Interests.

•	The Fund is registered as an investment company under the 1940 Act, which limits its investment flexibility compared to a fund that is not so registered.

•	Investment Managers may invest the assets of Investment Interests in early-stage venture capital which may result in or contribute to significant losses to the Fund.

•	Concentration in a single industry by investment funds may involve risks greater than those generally associated with diversified investment funds, including significant fluctuations in returns.

•	Some existing Investment Interests held by the Fund involve capital commitments, with the unfunded component called over time. As a result, the Fund may maintain a cash and cash equivalent position in anticipation of satisfying capital calls from Investment Interests. The overall impact on performance due to holding a portion of the Fund’s assets in cash and cash equivalents could be negative.

•	Investment Managers may invest the assets of Investment Interests in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be allocated to Investment Interests denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities.

•	Certain portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. An Investment Manager may focus on a particular industries or sector (e.g., technology, healthcare, consumer products, industrials, financial services, utilities), which may subject the Investment Interest, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of industries.

•	An Investment Manager may focus on a particular country or geographic region, which may subject the Investment Interest, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of countries or geographic regions.

•	An Investment Manager may focus on a limited number of securities or operating companies, which may subject the Investment Interest, and thus the Fund, to greater risk and volatility than if the focus was on a larger number of securities or operating companies.

•	The Investment Interests may be subject to inflation risk, which is the risk that the real value of assets or income from investments will be less in the future as inflation decreases the purchasing power and value of money.

•	While the Adviser will conduct independent due diligence before executing a Direct Access Co-Investment, the Fund’s ability to realize a profit on Direct Access Co-Investments will be particularly reliant on the expertise of the Core Independent Managers, including to the extent they serve as the lead investor. To the extent that the lead investor assumes control of the operating company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate and monitor such investments, but also on the lead investor’s ability to successfully oversee the operations of the operating company. The Fund’s ability to dispose of co-investments is typically very limited since they are unregistered and illiquid and may have contractual restrictions that preclude the Fund from selling.

•	Each of the Core Independent Manager’s personnel have no role in the Adviser’s investment process. Because the Fund allocates assets mainly to private equity investments sponsored or managed by the Core Independent Managers, the Core Independent Managers’ economic interest in the Adviser may create an incentive for the Adviser to favor the interests of the Core Independent Managers over the interests of the Fund in the assessment and selection of Investment Interests, the negotiation of terms, and the exercise of the Fund’s rights in Investment Interests associated with the Core Independent Managers. iCapital (as defined below) and/or its affiliates may advise and/or administer other funds that may allocate to Investment Interests advised by a Core Independent Manager or have other relationships with a Core Independent Manager, which may also give rise to a conflict of interest. The Adviser’s investment controls and policies and procedures may help mitigate these potential conflict of interests.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Types of Investments and Related Risks.”

LEVERAGE

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues associated with new and existing investments (e.g., to provide the Fund with temporary liquidity to allocate to new Investment Interests or to satisfy capital calls from existing Investment Interests in advance of the Fund’s receipt of proceeds from existing Investment Interests).

The 1940 Act requires a registered investment company to satisfy the Asset Coverage Requirement. The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investment Interests may also utilize leverage in their investment activities. Borrowings by Investment Interests are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Interests and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by Investment Interests or the Fund may increase the volatility of the Investment Interests or the Fund. See “Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Fund.”

DISTRIBUTIONS

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan established by the Fund (the “DRIP”), and have all income dividends and/or capital gains distributions automatically reinvested in Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash.

POTENTIAL BENEFITS OF INVESTING IN THE FUND

By investing in the Fund, investors will have access to Investment Interests sponsored or managed by KKR, Vista, and Warburg Pincus. Through the Fund, “accredited investors” will have access to Investment Interests which typically are not available to the investing public, or which may otherwise restrict the number and type of persons whose money will be managed. Shareholders also avoid being subject to the high investment minimums typically imposed by private equity funds ranging between $5 million and $20 million. Furthermore, the Fund’s structure is intended to alleviate or mitigate a number of the investor burdens typically associated with private equity fund investing, such as funding capital calls on short notice and reinvesting distribution proceeds.

Because the Fund intends to qualify annually as a RIC under Subchapter M of the Code, it is expected to have certain attributes that are not generally found in typical private equity funds. These include providing simpler tax reports to Shareholders (i.e., 1099s instead of K-1s) and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are exempt from payment of U.S. federal income tax.

THE OFFERING

The Fund is offering its Shares on a continuous basis. Class A Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted, plus any applicable sales load. Class I Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted. Class I Shares are offered without a sales load.

Shares may be purchased as of the first business day of each month based upon the Fund’s then current net asset value. Each date on which Shares are delivered is referred to as a “Closing Date.” While the Fund intends to have monthly closings, the Board of Trustees reserves the right in its sole discretion to suspend monthly closings from time to time when it believes it is in the best interests of the Fund. Each prospective investor will be required to complete an investor application (the “Investor Application”) certifying that the Shares being purchased are being acquired by an Eligible Investor (defined herein). Prior to the receipt and acceptance of the Investor Application, an investor’s funds will be held in escrow.

BOARD OF TRUSTEES

The Fund has a Board of Trustees (each member a “Trustee” and, collectively, the “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. See “Management of the Fund.”

THE ADVISER

iCapital Registered Fund Adviser LLC serves as the Fund’s investment adviser.

The Adviser, a registered investment adviser, is an indirect subsidiary of Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s shares. The Adviser is a Delaware limited liability company formed in 2020 that provides advisory services to the Fund, which is its only client. As of December 31, 2022, iCapital had platform assets of $152.1 billion. Each of the Core Independent Managers capitalized and owns economically 8% of the Adviser (with no voting rights). iCapital RFA Holding LLC (“iCapital RFA Holding”), a wholly owned subsidiary of iCapital, capitalized and owns more than 75% of the Adviser (with 100% of the voting rights). iCapital RFA Holding is solely responsible for the management and day to day operations of the Adviser.

The Fund and the Adviser have entered into an investment advisory agreement (the “Investment Advisory Agreement”) that continues in effect from year to year if its continuation is approved annually by the Board of Trustees. The Board of Trustees, or the Fund’s Shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a monthly fee of 0.075% (0.90% on an annualized basis) of the Fund’s month-end net asset value (the “Management Fee”). The Management Fee is an expense paid out of the Fund’s net assets and is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month).

The Management Fee is separate from the asset-based fees and incentive fees in respect of the Investment Interests paid to Investment Managers and indirectly borne by Fund shareholders.

See “Management Fee.”

FEES AND EXPENSES	The Fund will bear all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject as an investor in the Investment Interests. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund, by investing in the Investment Interests, will indirectly bear its pro rata share of the expenses incurred in the business of the Investment Interests. There will be no direct or indirect payments from a Core Independent Manager to iCapital RF Adviser or to any third party, pursuant to any agreement or understanding, that are used to offset any expenses of the Fund. See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTION OF SHARES

Under the terms of a distribution agreement (the “Distribution Agreement”) with iCapital Securities, LLC (the “Distributor”), the Distributor will directly distribute Shares to investors. The Distributor is authorized to retain brokers, dealers and certain financial advisors for distribution services and to provide ongoing investor services and account maintenance services to Shareholders. The Fund will pay a monthly fee out of the net assets of Class A Shares at the annual rate of 0.60% of the aggregate net asset value of Class A Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares) (the “Distribution and Servicing Fee”). The Fund will not pay any fee to the Distributor with respect to the distribution of Class I Shares.

The Distributor will pay various Selling Agents substantially all of the Distribution and Servicing Fee which they will use to compensate their brokerage representatives for Class A Shares sales and support. Selling Agents may charge an additional one-time sales load, assessed at the time of purchase, on Class A Shares, up to a maximum of 3.50% of the investment amount.

The Distribution and Servicing Fee is charged on an aggregate Class-wide basis, and Class A Shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Class A Shares. Each compensated broker, dealer or other financial advisor is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares held by Shareholders that receive services from such broker, dealer or other financial advisor.

The Distributor may directly distribute Class A Shares to investors, and for such directly distributed shares, will retain all or a portion of the Distribution and Servicing Fee to compensate its brokerage representatives for their Class A Shares sales and support.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers and dealers that have agreed to participate in the distribution of the Fund’s Shares and other intermediaries, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services.

EXPENSE LIMITATION AGREEMENT	The Adviser has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit until August 1, 2023 (the “Limitation Period”) the amount of “Specified Expenses” (as described herein) borne by the Fund in respect of Class A and Class I Shares during the Limitation Period to an amount not to exceed 0.55% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Management Fee; (ii) Distribution and Servicing Fees in respect of any Class of Shares; (iii) interest expense and any other expenses incurred in connection with the Fund’s credit facility; (iv) expenses incurred in connection with secondaries, co-investments and other investment-related expenses of the Fund; (v) taxes; and (vi) extraordinary expenses. The Adviser may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any Class of Shares for any month exceed the Expense Cap applicable to a Class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses in respect of a Class of Shares, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses in respect of the applicable Class of Shares have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in respect of a Class of Shares in the month the reimbursement is being made to a level that exceeds the Expense Cap.

CONFLICTS OF INTEREST	The Adviser, the Core Independent Managers and their respective affiliates may conduct investment activities for their own accounts and other accounts they manage that may give rise to conflicts of interest that may be disadvantageous to the Fund. See “Conflicts of Interest.”

PURCHASE OF SHARES

The minimum initial investment in the Fund by an investor is $25,000. Additional investments in the Fund must be made in a minimum amount of $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Adviser or its affiliates.

The Fund accepts initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed Investor Application form five business days before the applicable purchase date (although the Fund, in its sole discretion, may waive the five business days requirement from time to time). All purchases are subject to the receipt of immediately available funds prior to the applicable purchase date in the full amount of the purchase. An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Other Risks — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

ELIGIBLE INVESTORS

Each investor will be required to certify that the Shares are being acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

Shareholders who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders seeking to purchase additional Shares will be required to qualify as Eligible Investors at the time of the additional purchase. The Distributor and/or any Selling Agent may impose additional eligibility requirements on investors who purchase Shares through the Distributor or such Selling Agent.

The Distributor or any RIA who offers Class I Shares may impose additional eligibility requirements on investors who purchase Class I Shares from the Distributor through such RIA.

Each prospective Shareholder must submit a completed Investor Application acceptable to the Adviser, certifying, among other things, that the Shareholder is an Eligible Investor and will not transfer the Shares purchased except in the limited circumstances permitted. The Adviser may from time to time impose stricter or less stringent eligibility requirements. If an Investor Application is not accepted by the Fund by the Closing Date, the subscription will not be accepted at such Closing Date.

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Other Risks — Closed-End Fund; Liquidity Risks.”

In addition, Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases and Transfers of Shares — Repurchases of Shares.”

VALUATION	The Investment Interests will invest a large percentage of their assets in certain securities and other financial instruments that do not have readily ascertainable market prices and will be valued by the respective Investment Manager. The Fund has adopted valuation procedures pursuant to which the Adviser will fair value Investment Interests. These valuation procedures, which have been approved by the Board of Trustees of the Fund, provide that the valuations determined by an Investment Manager will be reviewed by the Adviser. However, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy such valuations (which are unaudited, except at year-end). Accordingly, the Fund will generally rely on such valuations, which are provided on a quarterly basis, even in instances where an Investment Manager may have a conflict of interest in valuing the securities. Furthermore, the Investment Interests will typically provide the Adviser with only estimated capital account values or other valuation information on a quarterly basis, and such data will be subject to revision through the end of each Investment Interest’s annual audit. While such information is provided on a quarterly basis, the Fund will provide valuations, and will issue Shares, on a monthly basis.

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund’s Shares are subject to restrictions on transferability and liquidity will be provided by the Fund only through limited repurchase offers or transfer of shares described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Other Risks — Closed-End Fund; Liquidity Risks.”

REPURCHASES OF SHARES BY THE FUND

No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. The Adviser will recommend to the Board of Trustees (subject to its discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 5% of the Fund’s net asset value.

Any repurchase of Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a Shareholder, the amount of such fee will be retained by the Fund.

There is no minimum number of Shares which must be repurchased in any repurchase offer. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to be offered at the Fund’s net asset value per share as of March 31, June 30, September 30 and December 31, as applicable. Each repurchase offer will generally commence approximately 45 days prior to the applicable repurchase date.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust.

The Fund has agreed to provide Shareholders with a minimum repurchase threshold (the “Repurchase Threshold”) which shall be tested on a quarterly basis (commencing at close of the fiscal quarter ending on or about the third anniversary of the Fund’s launch of operations) and which shall be met if either of the following conditions is satisfied over the period encompassed by the most recent four fiscal quarters:

(1)	the Fund offers one quarterly repurchase of its Shares in which all Shares that were tendered by Shareholders are repurchased by the Fund; or

(2)	Shares have been repurchased by the Fund over the period such that, the aggregate of the quarterly ratio of the value of shares repurchased divided by the total value of outstanding Shares not subject to an Early Repurchase Fee is at least 12%.

The Repurchase Threshold does not guarantee that the Fund will offer to repurchase shares in any given quarter. When the Fund does make an offer to repurchase Shares, a Shareholder may not be able to liquidate all of their Shares either in response to that repurchase offer, or over the course of several repurchase offers. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

If neither condition of the Repurchase Threshold has been satisfied over the most recent four fiscal quarters, or a repurchase offer period ends with more than 50% of the Fund’s outstanding Shares by value having been tendered in response to that repurchase offer, the Board of Trustees will call a special meeting of Shareholders at which Shareholders will be asked to vote on whether to liquidate the Fund. See “Voting” and “Additional Information about the Fund.” If Shareholders do not vote to liquidate the Fund, testing of the Repurchase Threshold will be suspended and will be resumed at the close of the fourth fiscal quarter end following such vote. If Shareholders do vote to liquidate the Fund, the Adviser will seek to liquidate the Fund’s assets over a three year period, after which the Adviser will waive all Management Fees otherwise payable by the Fund.

The Fund’s Investment Interests are generally subject to lengthy lock-up periods during which the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions and the Fund may require and be unable to obtain the Investment Interest’s consent to effect such transactions. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its in Investment Interests in a timely manner. See “Repurchases and Transfers of Shares — No Right of Redemption” and “— Repurchases of Shares.”

SUMMARY OF TAXATION

The Fund has qualified and elected, and intends to qualify in the future, to be treated as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it distributes as dividends for U.S. federal income tax purposes to Fund Shareholders. The Fund intends to distribute its income and gains in a way that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders, whether or not they are reinvested in Shares. U.S. federally tax-exempt investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment.

Certain of the Investment Interests in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. Accordingly, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will, in appropriate circumstances, be required to “look through” to the character of the income, assets and investments held by the Fund and certain of the Investment Interests. However, Investment Interests generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Interests in which the Fund can invest. Furthermore, although the Fund expects to receive information from each Core Independent Manager and Other Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information and certain Other Managers may not provide this information on a timely basis. Each of the Core Independent Managers has agreed to use reasonable efforts to provide such information to the Fund.

If the Fund fails to qualify as a RIC or fails to distribute dividends for U.S. federal income tax purposes generally of an amount at least equal to 90% of the sum of its net ordinary income and net short-term capital gains to Shareholders in any taxable year, the Fund would be subject to tax as an ordinary corporation on its taxable income (even if such income and gains were distributed to its Shareholders) and all distributions out of earnings and profits to Shareholders generally would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, incur substantial entity-level taxes and make certain distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

A Shareholder that is not subject to U.S. federal income tax on its income as a result of an exemption accorded under Section 501 of the Code generally will not be subject to tax on amounts distributed to it by the Fund, provided that such Shareholder’s acquisition of its Shares is not debt-financed within the meaning of Section 514 of the Code. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “Tax Aspects.”

ERISA PLANS AND SIMILAR TAX- EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, including employee benefit plans, individual retirement accounts (each, an “IRA”), and 401(k) and Keogh Plans may purchase Shares. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of such plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan (as defined below) that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”

REPORTS TO SHAREHOLDERS

The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year information on Form 1099-DIV or Form 1099-B, as appropriate, and as required by law, to assist the Shareholders in preparing their tax returns. The Fund prepares, and transmits to Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on at least a quarterly basis regarding the Fund’s operations during each quarter.

TERM	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Fund’s organizational documents.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

To invest in Class A Shares of the Fund, a prospective investor must open a brokerage account with a Selling Agent or the Distributor. Any costs associated with opening such an account are not reflected in the following table or the examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

	Class A	Class I
TRANSACTION FEES
Maximum sales load (percentage of purchase amount) (1)	3.50%	None
Maximum repurchase fee(2)	2.00%	2.00%

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets)
Management Fee	0.90%	0.90%
Acquired Fund Fees and Expenses(3)	0.47%	0.47%
Interest Payments on Borrowed Funds(4)	0.08%	0.08%
Other Expenses(5)	0.40%	0.40%
Distribution and Servicing Fee	0.60%	-
Total Annual Fund Expenses(6)	2.45%	1.85%

(1)	Investors purchasing Class A Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. The Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)

A 2% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfers of Shares.”

(3)	Represents estimated operating fees and expenses of the Investment Interests in which the Fund invests. Some or all of the Investment Interests in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Interests’ performance. The Investment Interests in which the Fund invests generally charge a management fee of 1.00% to 2.00% annually of committed or net invested capital, and approximately 20% of net profits as a carried interest allocation. In a given period, the management fee charged by the Investment Interests may be reduced in part by amounts received by the Investment Interests’ management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Interests’ management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Interests as if all portfolio companies were sold at fair values. The 0.47% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Interests (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Interests) after refunds, excluding any performance-based fees or allocations paid by the Investment Interests that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Interests. The most recent audited financial statements of the Investment Interests held by the Fund as of March 31, 2023 were the basis for the “Acquired Fund Fees and Expenses.”

(4)	These expenses represent interest payments the Fund incurred in connection with its credit facilities during the prior fiscal year. See “Investment Program — Leverage.”

(5)	Other Expenses are estimated for the Fund’s current fiscal year and include the expenses associated with the dividend reinvestment plan established by the Fund (the “DRIP”), and the costs of reimbursing the Adviser for expense amounts previously borne by the Adviser on behalf of the Fund pursuant to the Expense Limitation and Reimbursement Agreement. Please see “Fund Expenses” for details about the Expense Limitation and Reimbursement Agreement.

(6)	Total annual fund expenses exclude income tax expense of iKF LLC, a wholly owned domestic subsidiary of the Fund that has elected to be treated as a C Corporation for federal and state income tax purposes, as such tax expenses are highly variable year over year and do not recur in predictable amounts. For the twelve-month period ended March 31, 2023, income tax expense associated with iKF LLC totaled $2,055,504.

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$59	$109	$161	$304

Class I

1 year	3 years	5 years	10 years
$19	$58	$100	$217

The examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Fund Expenses,” “Financial Highlights,” “Management Fee” and “Purchases of Shares.”

CONSOLIDATED FINANCIAL HIGHLIGHTS

The consolidated financial highlights table below is intended to help you understand the Fund’s financial performance for the period shown. The information reflects financial results for an investor that has been in the Fund since inception. The information for the fiscal years ended 2023, 2022, 2021, 2020, and 2019 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with the consolidated financial statements, are incorporated by reference into the Fund’s SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other consolidated financial highlights information for Shareholders.

Per Unit Data and Ratios for a Share of Beneficial Interest Outstanding Throughout each Fiscal Year End

	Class A (1)
	Year Ended	Year Ended	Year Ended		Year Ended		Year Ended
	March 31, 2023	March 31, 2022	March 31, 2021		March 31, 2020		March 31, 2019
Net asset value, beginning of year	$17.87	$16.49	$12.59		$13.86		$13.72

Gain (Loss) from investment operations:
Net investment income/(loss) (3)	(0.10)	(0.08)	0.13		(0.03)		(0.23)
Net realized and unrealized gain/(loss) on investments	(0.95)	2.55	4.35		(0.71)		1.20
Net increase/(decrease) in net assets resulting from operations	(1.05)	2.47	4.48		(0.74)		0.97

Less distributions to Investors from:
Net investment income	(0.37)	(0.01)	—		—		—
Net realized gain on investments	(1.56)	(1.08)	(0.58)		(0.53)		(0.83)
Total distributions	(1.93)	(1.09)	(0.58)		(0.53)		(0.83)

Net asset value, end of year	$14.89	$17.87	$16.49		$12.59		$13.86

Total Return (4)	(6.20)%	15.06%	36.67%		(5.64)%		7.35%

Net assets, end of year (000s)	$321,909	$357,390	$315,874		$261,763		$297,902

Ratios/Supplemental Data:

Ratio of gross expenses to average net assets (5,6)	2.35%	2.85%	2.35	%(7)	2.62%		2.40%
Ratio of net expenses to average net assets (6)	2.35%	2.85%	2.35	%(7)	2.62	%(8)	2.49	%(8)
Ratio of net investment income/(loss) to average net assets	(0.64)%	(0.45)%	0.94%		(0.20)%		(1.66)%

Portfolio Turnover Rate	0%	0%	0%		0%		1%

	Class I (2)
	Year Ended	Year Ended	Year Ended		Year Ended		Year Ended
	March 31, 2023	March 31, 2022	March 31, 2021		March 31, 2020		March 31, 2019
Net asset value, beginning of year	$38.85	$35.64	$27.05		$29.62		$29.15

Gain (Loss) from investment operations:
Net investment income/(loss) (3)	(0.03)	0.08	0.45		0.10		(0.32)
Net realized and unrealized gain/(loss) on investments	(2.05)	5.50	9.40		(1.54)		2.56
Net increase/(decrease) in net assets resulting from operations	(2.08)	5.58	9.85		(1.44)		2.24

Less distributions to Investors from:
Net investment income	(1.06)	(0.04)	—		—		—
Net realized gain on investments	(3.40)	(2.33)	(1.26)		(1.13)		(1.77)
Total distributions	(4.46)	(2.37)	(1.26)		(1.13)		(1.77)

Net asset value, end of year	$32.31	$38.85	$35.64		$27.05		$29.62

Total Return (4)	(5.66)%	15.79%	37.48%		(5.13)%		7.98%

Net assets, end of year (000s)	$238,016	$189,800	$141,353		$107,528		$109,643

Ratios/Supplemental Data:

Ratio of gross expenses to average net assets (5,6)	1.75%	2.25%	1.74	%(7)	2.03%		1.81%
Ratio of net expenses to average net assets (6)	1.75%	2.25%	1.74	%(7)	2.11	%(8)	1.89	%(8)
Ratio of net investment income/(loss) to average net assets	-0.08%	0.21%	1.54%		(0.36)%		(1.07)%

Portfolio Turnover Rate	0%	0%	0%		0%		1%

(1)	Class A commenced operation on June 1, 2016.

(2)	The Fund commenced operations on July 31, 2015.

(3)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the year.

(4)	Total returns shown exclude the effect of applicable sales charges and tender fees and assumes reinvestment of all distributions.

(5)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the Advisor.

(6)	Expense Ratios do not include the expenses paid on the Investment Interests.

(7)	The Fund estimates its tax expense on iKF, LLC, a wholly owned subsidiary. Due to the timing of tax estimates the Fund had a tax over payment from 2020 that reduced the gross and net expense ratios. Without this reduction the gross and net expenses ratios would have been 2.47% and 1.86% for Class A and I, respectively.

(8)	The net expense ratio is greater than gross expense ratio due to the expenses recaptured. See Note 4 in the notes to consolidated financial statements.

Per Unit Data and Ratios for a Share of Beneficial Interest Outstanding Throughout each Year or Period

	Class A (1)				Class I (2)
	Year Ended		Period Ended		Year Ended		Year Ended	Period Ended
	March 31, 2018		March 31, 2017		March 31, 2018		March 31, 2017	March 31, 2016
Net asset value, beginning of year/period	$13.43		$12.61		$28.36		$26.57	$25.00

Gain (Loss) from investment operations:
Net investment income (loss) (3)	(0.20)		(0.11)		(0.22)		(0.01)	0.05
Net realized and unrealized gain on investments	1.07		1.50		2.24		3.00	1.52
Net increase in net assets resulting from operations	0.87		1.39		2.02		2.99	1.57

Less distributions from:
Net realized gains	(0.58)		(0.57)		(1.23)		(1.20)	—
Total distributions	(0.58)		(0.57)		(1.23)		(1.20)	—

Net asset value, end of year/period	$13.72		$13.43		$29.15		$28.36	$26.57

Total return (4)	6.62%		11.19	%(5)	7.27%		11.43%	6.28	%(5)

Net assets, end of year/period (000s)	$287,217		$189,454		$91,307		$54,767	$100,710

Ratios/Supplemental Data:

Ratio of gross expenses to average net assets (6,7)	2.31%		2.47%		1.72%		2.77%	2.42%
Ratio of net expenses to average net assets (7)	2.40	%(8)	2.47%		1.77	%(8)	1.83%	1.61%
Ratio of net investment income (loss) to average net assets (7)	(1.40)%		(0.97)%		(0.75)%		(0.05)%	0.32%

Portfolio Turnover Rate	0%		0	%(5)	0%		0%	0	%(5)

(1)	Class A commenced operation on June 1, 2016 with the reorganization of the master/feeder structure.

(2)	The Fund commenced operations on July 31, 2015, existing shares were reclassified to Class I Shares on June 1, 2016. See note 1 in the notes to consolidated financial statements.

(3)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(4)	Total returns shown exclude the effect of applicable sales charges and redemption fees and assumes reinvestment of all distributions.

(5)	Not annualized.

(6)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the Advisor.

(7)	Annualized for periods less than one full year.

(8)	The net expense ratio is greater than gross expense ratio due to the expenses recaptured. See note 4 in the notes to consolidated financial statements.

THE FUND

The Fund, which is registered under the 1940 Act as a diversified, closed-end management investment company, was organized as a Delaware statutory trust on April 22, 2014. The Fund’s principal office is located at 60 East 42nd Street, New York, New York 10165, and its telephone number is (646) 214-7277. Investment advisory services are provided to the Fund by the Adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. See “Management of the Fund.”

USE OF PROCEEDS

Under normal market circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See “Other Risks — Availability of Investment Opportunities” for a discussion of the timing of Investment Interests’ subscription activities, market conditions and other considerations relevant to the timing of the Fund’s investments generally.

The Fund will pay the Adviser the full amount of the Management Fee during any period prior to which any of the Fund’s assets (including any proceeds received by the Fund from the offering of Shares) are invested in Investment Interests.

STRUCTURE

Private investment vehicles, such as private equity funds, are commingled asset pools that typically offer their securities privately, without registering such securities under the 1933 Act (“Investment Funds”). Investment Funds typically offer their securities in large minimum denominations (often at least $5 million to $20 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” and hence are not registered as investment companies, under the 1940 Act. The managers or investment advisers of these funds are usually compensated through asset-based fees and incentive-based fees. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most Investment Funds due to certain requirements imposed by the 1940 Act and, with respect to those registered closed-end investment companies that qualify as RICs under the Code, Subchapter M of the Code. These registered companies often impose relatively modest minimum investment requirements and publicly offer their shares to a broader range of investors, in contrast to the higher minimum investment amounts and limited range of investors which, as set forth above, characterize the offerings of Investment Funds’ securities. The advisers to registered closed-end investment companies are typically compensated through asset-based fees.

INVESTMENT PROGRAM

Investment Objective

The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective is fundamental and may only be changed by the affirmative vote of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund.

The Fund intends to allocate at least 80% of its assets to private equity investment interests of any type (“Investment Interests”). Prior to June 12, 2023, the Fund’s name was “iCapital KKR Private Markets Fund” and the Fund had a policy to allocate at least 80% of its assets to Investments Interests sponsored or advised by KKR or an affiliate (the “Prior KKR Policy”). The Fund is in the process of transitioning its portfolio away from the Prior KKR Policy in order to allocate substantially all of its assets to Investment Interests sponsored or managed by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), Vista Equity Partners Management, LLC or an affiliate (collectively, “Vista”), or Warburg Pincus LLC or an affiliate (collectively, “Warburg Pincus” and with KKR and Vista, the “Core Independent Managers”). Each Core Independent Manager has agreed to contribute $25 million into the Fund alongside existing Fund shareholders. Following this transition period, the Fund intends to (i) allocate approximately one-third of the value of its Investment Interests to each Core Independent Manager and (ii) invest approximately 10% of its total assets in more liquid securities for cash management purposes. The Fund may at any time determine not to allocate its assets to the Core Independent Managers and, instead, may determine to allocate its assets to Investment Interests not sponsored, advised by, or otherwise linked to, a Core Independent Manager and to mandates and asset classes not representative of private equity.

Following the transition period, the Fund intends to invest approximately 90% of its total assets in direct access co-investments (“Direct Access Co-Investments”) through or alongside private equity funds sponsored or managed by the Core Independent Managers. Direct Access Co-Investments are sourced from arrangements in which the Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis.

iCapital Registered Fund Adviser LLC, the Fund’s investment adviser (“iCapital RF Adviser” or the “Adviser”) believes that the Fund’s investment program will offer exposure to private equity investments for “accredited investors” who have not previously had access to Investment Interests managed by top-tier private equity firms such as the Core Independent Managers. The Adviser will allocate to Investment Interests that focus on buyout and growth equity investment styles across multiple geographic regions including North America, Asia and Europe. The investment program’s use of Direct Access Co-Investments is intended to allow the Fund to achieve broader investment exposure and more efficient capital deployment than would be provided by investing in primaries. The Fund’s structure is intended to alleviate or mitigate a number of the investor burdens typically associated with private equity fund investing, such as funding capital calls on short notice, reinvesting distribution proceeds, meeting high investment minimums and receiving tax reporting on potentially delayed Schedule K-1s.

The combination of KKR, Vista, and Warburg Pincus is intended to deliver complementary global exposure across buyout and growth equity. The Core Independent Managers invest in companies of varying sizes up to $5+ billion on a global basis, diversified across the business services, consumer, financial services, healthcare, industrials, and technology—particularly software—industries or sectors, among others. Together, the Core Independent Managers boast 125 years of experience with over 600 dedicated investment professionals based in 40 offices globally.

KKR is a leading global investment firm that manages investments across multiple styles including buyouts, growth equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own proprietary capital alongside the capital of its fund investors and brings opportunities to others through its capital markets business. KKR had approximately 1,800 employees as of December 31, 2022. KKR has 828 investment professionals and 130 private and growth equity professionals as of December 31, 2022. KKR conducts its business through offices around the world and across multiple countries and continents. Its geographic breadth provides KKR with a pre-eminent global platform for sourcing transactions, raising capital, and carrying out capital markets activities. KKR’s business offers a broad range of investment management services and provides capital markets services to the firm, its portfolio companies and third parties. Throughout its history, KKR has consistently been a leader in the private equity industry, having completed more than 400 private equity investments in portfolio companies with a total transaction value in excess of $650 billion.

Vista was formed in 2000 to pursue buyout transactions of enterprise software businesses and technology-enabled solutions companies. Since its founding, Vista has expanded both its personnel and product offerings. As of December 31, 2022, Vista, together with Vista Consulting Group (“VCG”), has over 610 employees, including over 190 investment professionals and over 100 VCG professionals. Vista manages a series of private equity funds pursuing buyout and strategic growth equity investments, a permanent capital fund that principally invests in operationally mature enterprise software businesses, credit funds which generally invest in the credit of enterprise software, data and technology-enabled companies and public equity market funds primarily focused on publicly traded securities, derivatives and similar instruments. In each case, these funds are generally focused on leveraging Vista’s substantial knowledge, experience and intellectual capital in the enterprise software, data and technology-enabled solutions business sectors. Throughout its 22-year history, Vista has cumulated over $96 billion in AUM (as of December 31, 2022). Globally, Vista is one of the largest and most active investment firms dedicated to investing in the enterprise software, data and technology-enabled solutions sector. From inception through December 31, 2022, Vista's private equity funds have made over 495 acquisitions in the sector, among the most of any company (financial sponsor or strategic).

Warburg Pincus was founded in 1966, raised its first fund in 1971 and has become one of the world’s largest global growth investment firms. Since inception, the firm’s goal has been to create scaled, durable, thriving businesses by making long-term investments, and its active portfolio companies are diversified by industry sector, geography and stage. The foundation of the firm’s investment strategy has always been identifying talented entrepreneurs and management teams aligned with investment team’s specific theses. These theses result from the firm’s focus on deepening its knowledge and experience through industry sector specialization. Warburg Pincus’ core industry sectors are Business Services, Energy Transition & Sustainability, Financial Services, Healthcare, Industrials, Technology and Real Estate. As of March 31, 2023, the firm has backed more than 1,000 portfolio companies in over 40 countries, deploying more than $109 billion in capital. Warburg Pincus has grown to more than 750 professionals, including over 90 Managing Directors and more than 200 other investment professionals who help manage the large scale of the firm, totaling approximately $80 billion of AUM.

The Core Independent Managers are not sponsors, promoters, advisers or affiliates of the Fund. Past performance of Investment Interests sponsored or managed by the Core Independent Managers is not indicative of future results of those Investment Interests.

Investment Philosophy

The Adviser believes that the Fund’s strategy creates an opportunity for accredited investors to practicably gain exposure to an otherwise difficult-to-access asset class that may earn attractive risk-adjusted returns. Specifically, by investing in the Fund, Shareholders gain access to the Core Independent Managers pursuant to the Direct Access Arrangement, as well as other private equity managers pursuant to legacy investments made by the Fund prior to implementing the Direct Access Arrangement (collectively, “Investment Managers”), whose services are generally not available to the investing public, or who may otherwise restrict the number and type of persons whose money will be managed. Investing in the Fund also permits Shareholders to invest in Investment Interests without being subject to the high minimum investment requirements typically charged by such Investment Interests. Investing through various Investment Managers that employ different styles may reduce the volatility inherent in a co-investment by the Fund with a single Investment Manager.

By investing in Investment Interests sponsored or managed by the Core Independent Managers, the Fund seeks to benefit from the (i) strong performance track record of each of the Core Independent Managers and (ii) investment expertise, quality of risk management systems, valuation protocols, operational programs, personnel, accounting and valuation practices and compliance programs that may be associated with a successful global financial services firm with significant resources, in contrast to a strategy of allocating assets among different funds managed by various unaffiliated investment advisers which could have highly variable levels of experience, resources and expertise. The Adviser believes that, by focusing on the Core Independent Managers, the Fund will benefit from the Adviser’s ability to concentrate the Fund’s investment process on the investment opportunities and strengths offered, and the risks presented, by the Core Independent Managers.

Investment Strategies

The principal elements of the Adviser’s investment strategies include: (i) allocating the assets of the Fund to the Core Independent Managers’ private equity Investment Interests; (ii) seeking to manage the Fund’s invested level and liquidity; (iii) seeking to secure access to other Investment Interests that the Adviser believes offer attractive value; and (iv) seeking to manage risk through ongoing monitoring of the Fund’s portfolio.

Asset Allocation. The Adviser employs an asset allocation strategy that seeks to exploit the diversification of the Fund’s investments across styles, geographic regions and lifecycles primarily through Direct Access Co-Investments, and to a lesser extent syndicated co-investments and secondaries, and to a lesser and declining extent going forward, primary investments. The Fund is in the process of transitioning its portfolio away from the Prior KKR Policy in order to allocate substantially all of its assets to Investment Interests sponsored or managed by the Core Independent Managers. Following the transition period, the Adviser intends to allocate approximately one-third of its Investment Interests to each Core Independent Manager.

Access. The Fund will provide Shareholders with access to Investment Interests that are generally unavailable to the investing public due to resource requirements and high investment minimums. Each of the Core Independent Managers has agreed to provide information to the Fund of the type and scope (and with the same frequency) that each Core Independent Manager customarily provides to their large institutional investors, as well as to provide certain marketing and relationship management support services to the Adviser.

Deployment Strategy. The Adviser intends to deploy the Fund’s assets in such a manner so as to minimize the “cash drag” on the Fund’s returns as compared to its invested capital. Cash drag refers to the opportunity cost of a fund holding a portion of its assets in cash and cash equivalents to meet unfunded obligations, take advantage of future investment opportunities, or provide potential liquidity to shareholders. The Adviser intends to manage the Fund’s deployment strategy with a view towards balancing liquidity while maintaining a high invested level. The Fund will retain cash and cash equivalents, or have credit available via a credit facility (as discussed below), in sufficient amounts to satisfy capital calls from Investment Interests.

The deployment strategy will aim to keep the Fund substantially invested and to minimize cash drag where possible by allocating assets based on anticipated future distributions from existing underlying investments made prior to the implementation of the Direct Access Arrangement. The deployment strategy will also take into account anticipated Fund-level cash flows, such as those relating to new subscriptions, the tender of Shares by Shareholders, and any distributions made to Shareholders that are not reinvested. To forecast underlying cash flows, the Adviser will utilize a proprietary model that incorporates historical data, actual observations, insights from the Core Independent Managers and projections made by the Adviser.

Risk Management. The long-term nature of private equity investments requires ongoing risk management. The Adviser will seek to maintain close contact with the Core Independent Managers and to monitor the performance of Investment Interests and underlying investments that are material positions in the Fund. In particular, the Adviser will seek to: track operating information and other pertinent details; participate in periodic conference calls with Core Independent Managers and onsite visits where appropriate; review audited and unaudited reports; and monitor turnover in senior personnel of the Core Independent Managers and changes in policies.

The Adviser will seek to use a range of techniques to reduce the risk associated with the deployment strategy. These techniques may include, without limitation:

•	Diversifying investments across styles, geographic regions and lifecycles;

•	Actively managing cash and liquid assets;

•	Seeking to establish credit lines to provide additional liquidity, consistent with the limitations and requirements of the 1940 Act; and

•	Modeling and actively monitoring both Fund-level and underlying cash flows.

To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Adviser may from time to time (i) seek the consent of one or more Investment Managers to sell certain of the Fund’s Investment Interests or (ii) sell other Fund assets. There is no guarantee of a market for the sale of such assets or which may have to be sold in times of market stress causing a material loss. The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management. The liquid assets are intended to provide an investment return in order to mitigate “cash drag” while supporting the Fund’s investment activities and potential tender of Fund shares. Liquid assets may include both fixed income and equities as well as public and private vehicles that derive their investment returns from fixed income and equity securities. Following the transition of the Fund’s portfolio such that substantially all of its assets will be allocated to the three Core Independent Managers, the Fund intends to invest approximately 10% of its total assets in more liquid securities for cash management purposes.

Each underlying Investment Interest is, or will be, managed by an Investment Manager under the direction of their portfolio managers or investment teams. Investment Interests may be domiciled in U.S. or non-U.S. jurisdictions and may be held within broader private investment vehicles.

Private equity generally refers to privately negotiated investments made in non-public companies. Private equity firms typically seek to invest in quality operating companies at attractive valuations and use strategic and operational expertise to enhance value and improve performance.

Buyouts usually focus on acquiring controlling equity interests in small-, mid- or large-capitalization companies, which are cash positive; such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions, particularly in the large-cap segment. Growth equity typically involves investments in established companies with strong growth characteristics and relatively low levels of financial leverage. Companies typically raise growth equity to accelerate organic initiatives and to execute add-on acquisitions.

Types of Investment Interests in which the Fund will invest pursuant to the Direct Access Arrangement:

Direct Access Co-Investments are sourced from arrangements in which the Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis. These arrangements will permit the Fund to make, directly or indirectly, certain private equity investments through or alongside private equity funds sponsored or managed by the Core Independent Managers. The Adviser will have discretion over the selection and sizing (subject to an investment cap and certain minimum investment thresholds) of each Direct Access Co-Investment. Once offered, a Core Independent Manager will have no role in approving the Fund’s participation in any specific Direct Access Co-Investment.

Types of Investment Interests, in addition to co-investments, in which the Fund previously invested prior to implementing the Direct Access Arrangement:

Secondary Investments, or “secondaries”, which represent interests in operating companies or funds managed by private equity firms. Secondaries provide buyers with the opportunity to deploy capital more quickly than through primaries, which can potentially reduce the impact of cash drag on the Fund. Broadly speaking, the secondary market can be bifurcated into GP-led and LP-led secondary investments.

The GP-led segment has been experiencing rapid growth. Well-established, blue-chip private equity firms are increasingly utilizing the secondary market to hold onto attractive assets longer, while also offering liquidity to existing investors in a timely manner. This development is providing private equity firms with an increasingly reliable alternative exit option for their underlying investments, aside from a sale or IPO, that allows continued participation in the value creation of assets that they already know well.

The LP-led segment typically involves an investor selling its interest in a fund(s). The buyers pay a negotiated purchase price and agree to take on any unfunded obligations in exchange for future distributions. If acquired at a discount, such transactions may generate unrealized gains when the Fund calculates its next monthly net asset value. Because LP-led secondary investments typically occur after an existing fund has deployed capital into multiple operating companies, these transactions are viewed as more mature than primary investments with shorter hold periods. There can be no assurance that any or all LP-led secondary investments made by the Fund will exhibit this pattern of investment returns, and the realization of investment gains is dependent upon the performance and disposition of each underlying investment.

The market for secondary investments may be limited, which may affect the Fund’s ability to sell certain of its assets in the secondary market. Secondary investments may be heavily negotiated and may incur additional transactions costs for the Fund.

Primary Investments or “primaries”, which represent interests in new funds being raised by an Investment Manager. A primary investment is made during the fundraising period in the form of a capital commitment, which is then periodically called by the fund to finance underlying investments in operating companies during a predefined period. A fund’s capital account will typically exhibit a “J curve,” undergoing a modest decline in the early portion of its lifecycle as expenses outweigh investment gains, with the trend typically reversing in the later portion of its lifecycle as underlying investments mature and are eventually realized. There can be no assurance that a primary investment made by the Fund will exhibit this pattern of investment returns and the realization of investment gains is dependent upon the performance and disposition of each underlying investment. A primary investment typically has a period before full liquidation from ten to twelve years, while underlying investments generally have a period from three to seven years.

Portfolio Allocation

In allocating the Fund’s capital, the Adviser will attempt to benefit from the strong performance track record of various Investment Interests, combined with access to new and existing Investment Interests. Generally, the Adviser will seek to invest no more than 25% of the Fund’s capital, measured at the time of investment, in any one Investment Interest.

The Adviser may invest the Fund’s assets in Investment Interests that engage in investment styles other than those described in this Prospectus, and may sell the Fund’s portfolio holdings at any time.

Investment Selection

In the final step of the investment process, the Adviser seeks to invest the Fund’s capital allocated to each segment in the highest quality investments available. Direct Access Co-Investments are sourced through the Core Independent Managers. Potential investments are individually evaluated by the Adviser’s and its affiliates’ investment professionals using its selection process. See “Investment Program—Due Diligence.”

Prior KKR Policy

Pursuant to the Prior KKR Policy, the Fund sought to allocate at least 80% of its assets to private equity investment interests of any type, sponsored or managed by KKR. There will be a transitionary period where the Fund begins to invest substantially all of its assets in Investment Interests sponsored by each of the Core Independent Managers.

Due Diligence

The Adviser and its investment personnel use a range of resources to identify promising investment opportunities presented to the Fund as part of the Direct Access Arrangement.

The Adviser’s research professionals assess the relative attractiveness of different geographies and styles for private markets investments. This allows the Adviser to identify the areas that it believes will outperform over the next three to five years, the typical investing cycle of a private markets fund. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends. Examples of factors that are considered include the supply of capital available for investments (based on fundraising) compared to the likely supply of investment opportunities; projected growth rates; availability of leverage; long-term industry and geographic-specific trends; regulatory and political conditions; and demographic and technological trends. The portfolio composition that has been developed by the Adviser reflects its assessment of the relative attractiveness of sub-sectors within the context of an appropriately diversified portfolio.

The due diligence process includes a qualitative and quantitative evaluation, and risk reward analysis in the context of the Fund’s objectives and constraints. The due diligence process is led by at least one portfolio manager, who is supported by a deal team. The Adviser’s Investment Committee will also be highly involved and will conduct a detailed review of each Direct Access Co-Investment opportunity. The Adviser’s report serves as a framework for these discussions.

Once an investment interest has been identified as a potential transaction, the deal team summarizes the opportunity in a report. Each report is reviewed and the team prioritizes the opportunity accordingly. Through this process, the Adviser can identify the most attractive opportunities and focus its resources on the most promising leads.

For each priority deal, the assigned deal team gathers and reviews available information on the underlying assets. To facilitate this process, the Adviser utilizes information it has gathered from due diligence materials, quarterly reports, marketing materials and other sources. Gathering this information is critical during the preliminary due diligence phase, as some sellers are unwilling to share portfolio information early in the sale process. The deal team screens each investment opportunity through an initial discussion and a review of the materials. If an investment opportunity continues to be compelling after screening, the deal team pursues detailed diligence which may consist of Q&A with the Investment Manager and additional research including third party reference calls. In conjunction, tax treatment and legal terms are also considered. The deal team then decides whether to present the investment opportunity to the Investment Committee. If presented and approved, the appropriate sizing for the Fund is then determined.

In selecting Direct Access Co-Investments pursuant to the Direct Access Arrangement, the Adviser will review a number factors before making an investment decision which often includes: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

During this diligence process, the Adviser may review offering documents, financial statements, regulatory filings and client correspondence, and may conduct interviews with senior personnel of Investment Managers. In particular, the Adviser expects to regularly communicate with each of the Core Independent Managers and other personnel about the investment interests in which the Fund has invested or may invest, or about particular investment styles, categories of private equity, risk management and general market trends. This interaction facilitates ongoing portfolio analysis and may help to address potential issues, such as loss of key team members or proposed changes in constituent documents. It also provides ongoing due diligence feedback, as additional investments, secondary investments and to a lesser and declining extent new primary investments with a particular Investment Manager are considered. The Adviser may also perform background and reference checks on investment personnel.

There can be no assurance that the Fund’s investment program will be successful, that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful.

Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

Leverage

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Investment Interests in advance of the Fund’s receipt of redemption proceeds from another Investment Interest).

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investment Interests may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Interests and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by Investment Interests or the Fund may increase the volatility of the Investment Interests or the Fund. See “Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Fund.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Fund’s total net assets may be expected to fluctuate in response to fluctuations in the value of the Investment Funds in which the Fund invests. Discussed below are the investments generally made by Investment Funds and the principal risks that the Adviser and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund. The Fund does not currently intend to make other types of direct investments, except that, in response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Investment Interests or to maintain the liquidity necessary to effect repurchases of Shares. If the Fund invests temporarily in affiliated money market funds, the Adviser will waive a portion of the Management Fee so that Fund shareholders will not pay duplicate fees in respect of such investment. When the Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Investment Related Risks

General Economic and Market Conditions. The value of the Fund’s total net assets should be expected to fluctuate. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. An Investment Fund’s use of leverage is likely to cause the Fund’s average net assets to appreciate or depreciate at a greater rate than if leverage were not used.

An investment in the Fund involves a high degree of risk, including the risk that the Shareholder’s entire investment may be lost. The Fund’s performance depends upon the Adviser’s selection of Investment Interests, the allocation of offering proceeds thereto and the performance of the Investment Interests. The Investment Interests’ investment activities involve the risks associated with private equity investments generally. Risks include adverse changes in national or international economic conditions, adverse local market conditions, the financial conditions of portfolio companies, changes in the availability or terms of financing, changes in interest rates, exchange rates, corporate tax rates and other operating expenses, environmental laws and regulations, and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of certain industries or the availability of purchasers to acquire companies, and dependence on cash flow, as well as acts of God, uninsurable losses, war, terrorism, earthquakes, hurricanes or floods and other factors including environmental negligence which are beyond the control of the Fund or the Investment Interests.

Unexpected volatility or lack of liquidity, such as the general market conditions that had prevailed in 2008, could impair the Fund’s profitability or result in its suffering losses.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Interest may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Fund may be seeking. The Adviser will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles.

Leverage Utilized by the Fund. The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Investment Interests up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Investment Interests in advance of the Fund’s receipt of redemption proceeds from another Investment Fund). The Fund has entered into the Credit Agreement for such purposes. See “Investment Program—Leverage.”

The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Investment Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Private Equity Investments. Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments, although, following the transition period, the Fund intends to invest approximately 90% of its total assets in Direct Access Co-Investments through or alongside Investment Funds sponsored or managed by the Core Independent Managers. The investments held by private equity funds and Direct Access Co-Investments involve the same types of risks associated with an investment in any operating company. However, securities of private equity funds, as well as the underlying companies these funds invest in, tend to be more illiquid, and highly speculative. Private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions, however, the availability of such financing may be reduced dramatically, limiting the ability of private equity funds to obtain the required financing or reducing their expected rate of return.

The regulatory environment for Investment Funds continues to evolve, and changes in the regulation of Investment Funds may adversely affect the value of the Fund’s investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of Investment Funds and their investment advisers, in particular, have been the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase the Fund’s and/or the Adviser’s legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in the Fund and/or the Adviser’s business. There can be no assurances that the Fund or the Adviser will not in the future be subject to regulatory review or discipline. The effects of any regulatory changes or developments on the Fund may affect the manner in which it is managed and may be substantial and adverse.

Special Situations and Distressed Investments. The Investment Funds may invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that an Investment Fund will correctly evaluate the value of the assets securing the Investment Fund’s debt investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which an Investment Fund invests, the Investment Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Investment Fund’s original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.

Venture Capital. An Investment Fund may invest, and the Fund may co-invest, in venture capital. Venture capital is usually classified by investments in private companies that have a limited operating history, are attempting to develop or commercialize unproven technologies or implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may be at a later stage of development.

Real Estate Investments. The Fund may be exposed to real estate risk through its allocation to real estate Investment Funds. The decline in the broader credit markets during the last few years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Real estate Investment Funds are subject to risks associated with the ownership of real estate, including (i) changes in the general economic climate (such as changes in interest rates), (ii) local real estate conditions (such as an oversupply of space or a reduction in demand for space), (iii) the quality and philosophy of management, (iv) competition (such as competition based on rental rates), (v) specific features of properties (such as location), (vi) financial condition of tenants, buyers and sellers of properties, (vii) quality of maintenance, insurance and management services, (viii) changes in operating costs, (ix) government regulations (including those governing usage, improvements, zoning and taxes), (x) the availability of financing and (xi) potential liability under environmental and other laws (such as successor liability if investing in existing entities). Some real estate Investment Funds may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that such real estate fund could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments that a real estate fund holds, which could reduce the cash flow needed to make distributions to investors. In addition, real estate Investment Funds may also be affected by tax and regulatory requirements impacting the real estate fund’s ability to qualify for preferential tax treatments or exemptions.

Geographic Concentration Risks. An Investment Fund may concentrate its investments in specific geographic regions. This focus may constrain the liquidity and the number of portfolio companies available for investment by an Investment Fund. In addition, the investments of such an Investment Fund will be disproportionately exposed to the risks associated with the region of concentration.

Emerging Markets. Some Investment Funds may invest in portfolio companies located in emerging industrialized or less developed countries. Risks particularly relevant to such emerging markets may include greater dependence on exports and the corresponding importance of international trade, higher risk of inflation, more extensive controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in, and control over, the economies, decisions by the relevant government to cease its support of economic reform programs or to impose restrictions, and less established laws and regulations regarding fiduciary duties of officers and directors and protection of investors.

Sanctions. Certain portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. In particular, on February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date hereof, the countries remain in active armed conflict. Around the same time, the U.S., the U.K., the E.U., and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russian-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus, as well as a number of Russian Oligarchs. The U.S. or other countries could also institute broader sanctions on Russia and others supporting Russia’s economy or military efforts. The ongoing conflict and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests), and therefore could adversely affect the performance of the Fund’s portfolio companies. The severity and duration of the conflict and its impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Fund and its portfolio companies and operations, and the ability of the Fund to achieve its investment objectives. Similar risks will exist to the extent that any portfolio companies, service providers, vendors or certain other parties have material operations or assets in Russia, Ukraine, Belarus, or the immediate surrounding areas. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact portfolio companies, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which the portfolio companies rely.

Sector Concentration. An Investment Fund may concentrate its investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by an Investment Fund. In addition, the investments of such an Investment Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration.

Utilities and Energy Sectors. Energy companies may be significantly affected by outdated technology, short product cycles, falling prices and profits, market competition and risks associated with using hazardous materials. Energy companies may also be negatively affected by legislation that results in stricter government regulations and enforcement policies or specific expenditures. An Investment Fund may invest, and the Fund may co-invest, in portfolio companies in the utilities sector, thereby exposing the Investment Fund to risks associated with this sector. Rates charged by traditional regulated utility companies are generally subject to review and limitation by governmental regulatory commissions, and the timing of rate changes will adversely affect such companies’ earnings and dividends when costs are rising.

Infrastructure Sector. Some Investment Funds may concentrate in the infrastructure sector. Infrastructure companies may be susceptible to reduced investment in public and private infrastructure projects, and a slowdown in new infrastructure projects in developing or developed markets may constrain the abilities of infrastructure companies to grow in global markets. Other developments, such as significant changes in population levels or changes in the urbanization and industrialization of developing countries, may reduce demand for products or services provided by infrastructure companies.

Technology Sector. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated.

Financial Sector. Financial services companies are subject to extensive governmental regulation that may limit the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability of such companies is generally dependent on the availability and cost of capital, and can fluctuate as a result of increased competition or changing interest rates. In addition, events in the financial sector over the past several years have resulted in reduced liquidity in credit and a high degree of volatility in the financial markets. This situation has negatively affected many financial services companies, such as by causing such companies’ values to decline.

Mezzanine Investments. An Investment Fund may invest, and the Fund may co-invest, in mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. Mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other debt obligations of an issuer.

Currency Risk. Investment Funds may include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Fund’s or Investment Fund’s investments are denominated against the U.S. dollar may result in a decrease in the Fund’s net asset value. The Adviser will not elect to hedge the value of investments made by the Fund against currency fluctuations. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Inflation Risk. The Investment Funds may be subject to inflation risk, which is the risk that the real value (i.e., nominal price of the asset adjusted for inflation) of assets or income from investments will be less in the future as inflation decreases the purchasing power and value of money (i.e., as inflation increases, the real value of the Fund’s assets can decline). Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in monetary or economic policies (or expectations that these policies may change), and the Fund’s investments may not keep pace with inflation, which would generally adversely affect the real value of Shareholders’ investment in the Fund. This risk is greater for fixed-income instruments with longer maturities. In addition, this risk may be significantly elevated compared to normal conditions because of recent monetary policy measures and the current interest rate environment.

Force Majeure Risk. Investment Funds may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a party (including an Investment Fund or a counterparty to the Fund or an Investment Fund) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to an Investment Fund or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more Investment Interests or its assets, could result in a loss to the Fund, including if its investment in such Investment Fund is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.

The outbreak of a novel coronavirus and related respiratory disease (“COVID-19”) has recently led, and for an unknown period of time will continue to lead, to disruptions in local, regional, national, and global markets and economies affected thereby. The COVID-19 outbreak has resulted in numerous deaths and the imposition of both local and more widespread “work from home” and other quarantine measures, mandatory closures of businesses deemed “non-essential,” border closures and other travel restrictions, labor shortages, a decline in consumer demand for certain goods and services, commercial disruption on a global scale, and general concern and uncertainty, all of which have caused social unrest and significant volatility in financial markets. The future impact of COVID-19 is currently unknown. The effects to public health, business and market conditions resulting from COVID-19 pandemic may have a significant negative impact on the performance of the Fund’s investments, including exacerbating other pre-existing political, social, and economic risks. Similar consequences could arise with respect to other infectious diseases.

Risks Related to Investment Interests

Nature of Portfolio Companies. The Investment Interests will include direct and indirect investments in various companies, ventures and businesses. This may include portfolio companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund’s investments may also include portfolio companies that are in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such portfolio companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such portfolio companies.

Co-Investments. The Fund makes direct investments in the equity and/or debt securities of private companies, including through or alongside private equity funds and other private equity firms. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the Investment Managers, including to the extent they serve as the lead investor in the transaction. There can be no assurance that any specific co-investment offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. The market for co-investment opportunities is competitive and may be limited, and the co-investment opportunities to which the Fund wishes to allocate assets may not be available at any given time. Due diligence is conducted on co-investment opportunities; however, the Adviser may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Adviser may have little to no opportunities to negotiate the terms of such co-investments. The Fund generally relies on the Investment Managers offering such co-investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the co-investment.

Non-U.S. Risk. Certain of the Investment Funds may invest, and the Fund may co-invest, in foreign portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Investment Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Investment Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Valuation of the Fund’s Investment Interests. The valuation of the Fund’s Investments in Investment Funds is ordinarily determined based upon valuations provided by the Investment Funds on a quarterly basis. Although such valuations are provided on a quarterly basis, the Fund will provide valuations, and will issue Shares, on a monthly basis. A large percentage of the securities in which the Investment Funds invest will not have a readily ascertainable market price and will be fair valued by the Investment Fund. In this regard, an Investment Fund may face a conflict of interest in valuing the securities, as their value may affect the Investment Fund’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Investment Fund, the accuracy of the valuations provided by the Investment Funds, that the Investment Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Investment Funds’ policies and procedures and systems will not change without notice to the Fund. To the extent that the Fund does not receive timely information from the Investment Funds regarding their valuations, the Fund’s ability to accurately calculation its net asset value may impaired. As a result, an Investment Fund’s valuation of the securities may fail to match the amount ultimately realized with respect to the disposition of such securities.

An Investment Fund’s information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

Valuations Subject to Adjustment. The Adviser determines its month-end net asset value based upon the quarterly valuations reported by the Investment Funds, which may not reflect market or other events occurring subsequent to the quarter-end. The Adviser will fair value the holdings in Investment Funds to reflect such events, consistent with its valuation policies; however, there is no guarantee the Adviser will correctly fair value such investments. Additionally, the valuations reported by Investment Funds may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Investment Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Funds or revisions to the net asset value of an Investment Fund or direct private equity investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Illiquidity of Investment Fund Interests. There is no regular market for interest in Investment Funds, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the applicable Investment Fund and could occur at a discount to the stated net asset value. If the Adviser determines to cause the Fund to sell its interests in an Investment Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time.

Indemnification of Investment Funds, Investment Managers and Others. The Fund may agree to indemnify certain of the Investment Funds and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Investment Funds. If the Fund were required to make payments (or return distributions) in respect of any such indemnity, the Fund could be materially adversely affected. Indemnification of sellers of secondaries may be required as a condition to purchasing such securities.

Termination of the Fund’s Interest in an Investment Fund. An Investment Fund may, among other things, terminate the Fund’s interest in that Investment Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Investment Fund or if the continued participation of the Fund in the Investment Fund would have a material adverse effect on the Investment Fund or its assets.

General Risks of Secondary Investments. The overall performance of the Fund’s legacy secondary investments will depend in large part on the acquisition price paid, which may have been negotiated based on incomplete or imperfect information. Certain secondary investments may have been purchased as a portfolio, and in such cases the Fund may not have been able to carve out from such purchases those investments that the Adviser considered (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquired an Investment Fund interest as a secondary investment, the Fund will generally not have the ability to modify or amend such Investment Fund’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may have been greater than those relating to primary investments.

Where the Fund acquired an Investment Fund interest as a secondary investment, the Fund may have acquired contingent liabilities associated with such interest. Specifically, where the seller received distributions from the relevant Investment Fund and, subsequently, that Investment Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Investment Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the Investment Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

Other Registered Investment Companies. The Fund may invest in the securities of other registered investment companies to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other registered investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Investments in Non-Voting Stock; Inability to Vote. The Fund intends to hold its interests in the Investment Funds in nonvoting form or limit its voting rights to a certain percentage. Where only voting securities are available for purchase, the Fund will generally seek to create by contract the same result as owning a non-voting security by agreeing to relinquish or limit the right to vote in respect of its investment. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. To the extent that the Fund contractually foregoes the right to vote Investment Fund securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on an Investment Fund could be diminished, which may consequently adversely affect the Fund and its Shareholders.

Limited Operating History of Fund Investments. Many of the Investment Funds may have limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Adviser to evaluate past performance or to validate the investment mandates of such Investment Funds will be limited.

Concentration in KKR Funds. The Fund is in the process of transitioning its portfolio away from the Prior KKR Policy in order to allocate substantially all of its assets to the three Core Independent Managers. During this transition period, the Fund expects to continue to invest a substantial portion of its assets in Investment Interests managed or sponsored by KKR and its affiliates, and therefore during the transition may be less diversified, and more subject to concentration and reputational risk, than other funds of private equity funds.

Concentration of Investments in Software Industries. Certain Investments Funds may be concentrated in the software sector. Concentration in a single industry may involve risks greater than those generally associated with diversified investment funds, including significant fluctuations in returns. Software companies serve virtually every vertical market. The vertical market focus of such companies is a core reason for their stability and longevity, as these businesses offer their customers unique, industry specific capabilities typically not available from general purpose software vendors or new technology startups. The software industry is, however, challenged by various factors, including rapidly changing market conditions and/or participants, new competing products, changing consumer preferences, short product life cycles, services and/or improvements in existing products. The software sector as a whole is highly cyclical. The Core Independent Managers’ portfolio companies will compete in this potentially volatile environment. In addition, certain countries in which Core Independent Managers may invest may have less-developed laws regarding the protection of intellectual property rights. There is no assurance that products or services sold by the portfolio companies will not be rendered obsolete or adversely affected by competing products and services or that the portfolio companies will not be adversely affected by other challenges. Moreover, competition can result in significant downward pressure on pricing. Instability, fluctuation or an overall decline within the software industry will likely not be balanced by investments in other industries not so affected. In the event that the software sector as a whole declines, returns to investors may decrease.

Investing in Emerging Growth Software Companies. While certain of the Investment Funds are expected to invest in upper middle-market and “large cap” companies, the Investment Funds reserve the right to invest in emerging growth software companies. These companies are often characterized by short operating histories, new technologies and products, evolving markets, intense competition and management teams that may have limited experience working together. The products of emerging growth software companies, and of other companies in which the Core Independent Managers may invest, may be unproven at commercial scale. A portfolio company’s ability to succeed will be dependent not only upon its ability to develop the right products for the right market, but to constantly evolve its business to be sure that its products keep pace with changing technologies and markets. Such a portfolio company will need to implement appropriate sales and marketing, inventory, finance, personnel and other operational strategies in order to become and remain successful. In addition, emerging growth companies may be more susceptible to macroeconomic effects and industry downturns, including those resulting from pandemics, acts of terrorism and war.

Competition in the Technology Sector; New Technologies. Many of the areas in which certain Investment Funds and their portfolio companies are expected to participate evolve rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. Competitors of the portfolio companies will range in size from diversified global companies with significant research and development resources to small, specialized firms whose narrower product lines may enable them to be more effective in deploying technical, marketing and/or financial resources. Barriers to entry in the technology industry are low, and technology products can be distributed broadly and quickly at relatively low cost. In addition, the emerging nature and rapid evolution of technology products and services generally require portfolio companies in the technology industry to continually improve the performance, features and reliability of their products and/or services, particularly in response to competitive offerings. There can be no assurance that portfolio companies will be successful in building or acquiring new equipment and other assets, upgrading existing equipment or achieving widespread acceptance of their products and/or services before competitors offer products and services with similar or improved performance, features and reliability. The widespread introduction and/or adoption of new technologies or standards could require substantial expenditures by such portfolio companies to modify or adapt their products or services. To the extent that certain sectors experience rapid and significant technological advancements and introductions of new products and services using new technologies, as a result of technological advancements or new products or services from competitors, portfolio companies may be placed at a competitive disadvantage, and competitive pressure may result in significant downward pressure on pricing and force portfolio companies to implement new technologies at a substantial cost. Such expenditures may negatively affect the profitability of such portfolio companies and, in turn, the Fund’s operating results and performance.

Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better- known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

High Yield Securities and Distressed Securities. Investment Funds may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as high yield securities or “junk bonds”) and may invest in unrated fixed income securities. Non-investment grade securities are fixed income securities rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or if unrated considered by an Investment Manager to be equivalent quality. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. An Investment Fund’s investments in non-investment grade securities expose it to a substantial degree of credit risk. Non- investment grade securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest. Non- investment grade securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative. Non-investment grade securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In the event of a default, an Investment Fund may incur additional expenses to seek recovery. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. These securities may also present a substantial risk of default. An Investment Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Investment Fund experiencing greater risks than it would if investing in higher rated instruments.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Other Instruments and Future Developments. An Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized “synthetic” or derivative instruments, which will be subject to varying degrees of risk. In addition, an Investment Fund may take advantage of opportunities with respect to certain other “synthetic” or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.

Dilution. The Fund may accept additional subscriptions for Shares as determined by the Board of Trustees, in its sole discretion.

Additional purchases will dilute the indirect interests of existing Shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent investments underperform the prior investments.

OTHER RISKS

Investing in the Fund involves risks other than those associated with investments made by Investment Funds, including those described below:

Substantial Fees and Expenses. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Investment Funds. By investing in the Investment Funds through the Fund, a Shareholder in the Fund will bear a portion of the Management Fee and other expenses of the Fund. A Shareholder in the Fund will also indirectly bear a portion of the asset-based fees, carried interests or incentive allocations (which are a share of an Investment Fund’s returns which are paid to an Investment Manager and fees and expenses borne by the Fund as an investor in the Investment Funds). Each Investment Manager receives any incentive-based allocations to which it is entitled irrespective of the performance of the other Investment Funds and the Fund generally. As a result, an Investment Fund with positive performance may receive compensation from the Fund, even if the Fund’s overall returns are negative.

Incentive Allocation Arrangements. Each Investment Manager may receive a performance fee, carried interest or incentive allocation generally equal to 20% of the net profits earned by the Investment Fund that it manages, and in certain cases subject to a preferred return. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance fee, carried interest, or incentive allocation.

Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Shareholders should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Investment Funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase and/or redeem Shares in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2, held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder or with the consent of the Fund

•	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Class A Shares or Class I Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. No market currently exists for Class A Shares or Class I Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so and, in any case, repurchases will not begin until two years after the Fund has commenced operations. Consequently, Class A Shares and Class I Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value.

Repurchase Risks. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be seven days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund until the date specified in the terms of the repurchase offer (the “Expiration Date”). The Expiration Date generally will be four days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s net asset value as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Notice Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Fund’s investments in Investments Funds are subject to lengthy lock-up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions and the Fund may require and be unable to obtain the Investment Fund’s consent to effect such transactions. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See “Repurchases and Transfers of Shares.”

Distributions In-Kind. The Fund generally expects to distribute to the holder of Shares that are repurchased a promissory note entitling such holder to the payment of cash in satisfaction of such repurchase. However, There can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate Investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from an Investment Fund that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Investment Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Investment Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Investment Funds may not reflect the Adviser’s ideal judgments as to the desired portfolio composition of the Fund’s Investment Funds, in that the Fund’s performance may be tied to the performance of fewer Investment Funds and/or may not reflect the Adviser’s judgment as to the Fund’s optimal exposure to particular asset classes or investment mandates. These consequences may be particularly applicable if the Fund received requests to repurchase substantial amounts of Shares, and may have a material adverse effect on the Fund’s ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund intends to satisfy the requirements each taxable year necessary to qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Investment Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail any of the asset diversification requirements, the Fund may seek to take certain actions to avert such a failure. However, certain actions typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the diversification discrepancy) may be difficult for the Fund to pursue because the Fund may redeem its interest in an Investment Fund only at certain times specified by the governing documents of each respective Investment Fund. While the Code ordinarily affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a redemption from an Investment Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) to Shareholders would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Potential Fund-Level Tax Liabilities. The Fund expects to distribute substantially all of its net ordinary income and net capital gains to Shareholders. These distributions are respectively characterized as ordinary dividend income or long-term capital gain when distributed as dividends for U.S. federal income tax purposes to Shareholders. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “Tax Aspects” below for more information. If the Fund distributes (or is deemed to have distributed) in respect of any calendar year less than an amount at least equal to the sum of 98% of its calendar year ordinary income (taking into account certain deferrals and elections), 98.2% of its capital gain net income (determined on the basis of a one-year period ended on October 31 of such calendar year, and adjusted for certain ordinary losses), plus any such amounts that were not distributed in previous calendar years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the Fund’s undistributed amounts. The Fund will not be subject to this excise tax on any amount which the Fund incurred an entity-level U.S. federal income tax.

In addition, the Fund may invest in Investment Funds located outside of the U.S. or other non-U.S. portfolio company or entities which may be considered passive foreign investment companies (“PFICs”) or controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. As a result, the Fund may, in a particular taxable year, be required to make ordinary income distributions in excess of the net economic income from such investments with respect to such taxable year. Furthermore, income or gain from such Investment Funds or other entities may be subject to non-U.S. withholding or other taxes. Any such withholding or other taxes would reduce the return on the Fund’s investment in such Investment Funds and thus on the Shareholders’ investment in the Fund. See “Tax Aspects.”

Change in Tax Laws. Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund and/or an Investment Fund to accrue potential tax liabilities even in situations in which the Fund does not expect to be ultimately subject to such tax liabilities.

Significant tax reform legislation was recently enacted that, among other things, imposes a minimum tax on book income and profits of certain multinational corporations. There are a number of proposals in the U.S. Congress that would similarly modify the existing U.S. tax rules. The impact of this new legislation on Shareholders, the Fund, the Investment Funds and the entities through which the Investment Funds invest is uncertain. Prospective investors are urged to consult their tax advisors regarding the effects of the new legislation on an investment in the Fund.

Unitholders should also consider the possibility of changes to tax laws and regulations which may adversely affect the Fund and/or the Fund’s non-U.S. investments, including as a result of the OECD’s Action Plan on Base Erosion and Profit Shifting.

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. In addition, legislation or regulation may change the way in which the Fund is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has resulted in significant revisions to the U.S. financial regulatory framework. The Dodd-Frank Act covers a broad range of topics, including, among many others: a reorganization of federal financial regulators; the creation of a process designed to ensure financial system stability and the resolution of potentially insolvent financial firms; the enactment of new rules for derivatives trading; the creation of a consumer financial protection watchdog; the registration and regulation of managers of private funds; the regulation of rating agencies; and the enactment of new federal requirements for residential mortgage loans. The regulation of various types of derivative instruments pursuant to the Dodd-Frank Act may adversely affect the Fund or its counterparties.

The Fund currently has a temporary exemption from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act, as amended (“CEA”). Therefore, neither the Fund nor the Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. When the temporary exemption expires, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the CFTC, the Fund will operate subject to CFTC regulation. If the Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

Cyber security risk. As the use of technology has become more prevalent in the course of business, the Fund, like all companies, have become more susceptible to operational, information security and related risks through breaches in cyber security. In general, cyber security failures or breaches of the Fund or its service providers or the issuers of securities in which the Fund invests may result from deliberate attacks or unintentional events and may arise from external or internal sources. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). Cyber security failures or breaches affecting the Adviser, the Investment Managers, any subadvisor and other service providers (including, but not limited to, Fund accountants, custodians, transfer agents and financial intermediaries) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of Fund shareholders to transact business, destruction to equipment and systems, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber security breaches in the future.

While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cybersecurity breaches, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund does not directly control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. The Fund and its shareholders could be negatively impacted as a result.

Laws and Regulations Governing the Internet. The future success of many, if not all, portfolio companies, will depend upon the continued use of the Internet as a primary medium for commerce, communication and business services. Changes in laws and regulations, including recent developments in case law (including for example, the Supreme Court of the United States decision in South Dakota v. Wayfair, Inc., 138 S.Ct. 2080 (2018)) related to the Internet or changes in the infrastructure of the Internet itself may diminish the demand for portfolio companies’ products, including software solutions. U.S. federal, U.S. state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. Portfolio companies may be required to modify their products in compliance with or in response to such changes in laws and regulations. Also, domestic and foreign government bodies and agencies and private organizations may begin to impose taxes, fees or other charges for accessing the Internet or for the commerce conducted via the Internet. Such charges and regimes could limit the growth of Internet-related commerce or communications generally, reduce demand for Internet-based products and business services.

Governmental Export and Import Controls. Companies may be subject to U.S. and other jurisdictions’ export controls for software and for incorporating encryption technology into any customer service platforms enabled through mobile applications. Such products incorporating encryption technology may only be exported with the required export authorizations, including by license, a license exception or other appropriate government authorizations. Also, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit the ability of companies to offer or distribute their products. Further, U.S. and other jurisdictions’ export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by economic sanctions. Such governmental export and import controls could negatively impact the Fund by impairing the abilities of portfolio companies to compete in international markets or subject them to liability for violations, including possible civil and criminal penalties and repercussions.

Proprietary Rights. Many target portfolio companies rely on a combination of patent, copyright, trademark and trade secret protection and non-disclosure agreements to establish and protect proprietary rights. There can be no assurance that a Core Independent Manager or a portfolio company will be able to protect these rights or will have the financial resources to do so, or that competitors will not develop technologies substantially equivalent or superior to a company’s technologies. While piracy adversely affects portfolio company revenue, the impact on revenue from outside the U.S. is significant, particularly in countries where laws are less protective of intellectual property rights. The absence of harmonized patent laws makes it more difficult to ensure consistent respect for patent rights. Reductions in the legal protection for software intellectual property rights could adversely affect portfolio companies.

Third-Party Infringement Claims. The Core Independent Managers (or an affiliate thereof) or a portfolio company may, from time to time, receive notices from others claiming a Core Independent Manager (or an affiliate thereof) or such portfolio company has infringed their intellectual property rights. The number of these claims may grow because of constant technological change in the software industry, increased user-generated content, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents. Additionally, portfolio companies may use “open source” software in their products, or may use such software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Licensing authors or third parties may allege that a portfolio company has not complied with the conditions of one or more of these licenses. To resolve these and other intellectual property infringement claims, a Core Independent Manager and/or portfolio companies may enter into royalty and licensing agreements on terms that are less favorable than currently available, stop selling or redesign affected products, or pay damages to satisfy indemnification commitments with customers. These outcomes may cause operating margins to decline. In addition to money damages, in some jurisdictions plaintiffs can seek injunctive relief that may limit or prevent importing, marketing and selling products that have infringing technologies. In some countries, such as Germany, an injunction can be issued before the parties have fully litigated the validity of the underlying patents.

Software Code Protection. The development and protection of source code is critical to many businesses in the technology industry. If an unauthorized disclosure of a significant portion of a portfolio company’s source code occurs, such portfolio company could potentially lose future trade secret protection for such source code. The loss of trade secret protection could make it easier for others to compete with such portfolio company’s products by copying their functionality, which could adversely affect such portfolio company’s revenue and operating margins. Unauthorized disclosure of source code could also increase security risks (e.g., viruses, worms, and other malicious software programs that attack a portfolio company’s products and services). Costs for remediating the unauthorized disclosure of source code and other cyber-security breaches potentially include those related to increased protection, reputational damage, loss of market share, liability for stolen assets or information and repairs to damaged systems. Remediation costs could also include incentives offered to maintain a portfolio company’s business and/or customer relationships following a security breach.

National Security Investment Clearance. In some cases, investments by a Core Independent Manager involving the acquisition of or investment in a U.S. business (including a U.S. branch, assets, or subsidiary of a company domiciled outside of the United States) may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). In the event that CFIUS reviews one or more investments, there can be no assurances that a Core Independent Manager will be able to maintain or proceed with such investments on acceptable terms. Additionally, CFIUS has authority to seek to impose limitations on one or more such investments that may prevent a Core Independent Manager from maintaining or pursuing investment opportunities that the Core Independent Manager otherwise would have maintained or pursued, or syndicating interests to foreign persons, which could adversely affect the performance of the Core Independent Manager’s investment in such portfolio companies and thus the performance of the Fund. Legislation to reform CFIUS (the Foreign Investment Risk Review Modernization Act (“FIRRMA”)) was signed into law by the U.S. President on August 13, 2018, and regulations to implement FIRRMA became effective in February 2020. Among other things, FIRRMA expands the scope of CFIUS’s jurisdiction to cover more types of transactions and empowers CFIUS to scrutinize more closely investments in U.S. “sensitive personal data,” “critical infrastructure” and “critical technology” companies (e.g., companies that develop or produce certain encryption software), including investments involving foreign investors or co-investors that may be deemed “non-passive.” Moreover, certain transactions involving foreign persons and U.S. “critical technology” companies, as well as sovereign investments in “critical technology,” infrastructure or data businesses, can be subject to mandatory pre-closing notification requirements, and monetary penalties may attach to a party’s failure to file such a notification. Investments by non-U.S. investors in the Fund or in a Core Independent Manager may increase the risks of such restrictions, limitations, and notification obligations being imposed. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, transactions post-closing. Moreover, other countries continue to strengthen their own national security investment clearance regimes (including with respect to technology, infrastructure, and data-related transactions). As such, investments outside of the United States may also face delays, limitations or restrictions as a result of notifications made under and/or compliance with these legal regimes. Heightened scrutiny of foreign direct investment worldwide may make it more difficult for a Core Independent Manager to identify suitable buyers for investments upon exit and may constrain the universe of exit opportunities for an investment in a portfolio company.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND

General

The Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Board of Trustees is comprised of persons who are independent trustees. iCapital Registered Fund Adviser LLC serves as the Fund’s investment adviser.

The Adviser, a registered investment adviser, is an indirect subsidiary of Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s shares. The Adviser is a Delaware limited liability company formed in 2020 that provides advisory services to the Fund, which is its only client. As of December 31, 2022, iCapital had platform assets of $152.1 billion. Each of the Core Independent Managers capitalized and owns economically 8% of the Adviser (with no voting rights). iCapital RFA Holding LLC (“iCapital RFA Holding”), a wholly owned subsidiary of iCapital, capitalized and owns more than 75% of the Adviser (with 100% of the voting rights). iCapital RFA Holding is solely responsible for the management and day to day operations of the Adviser.

Under the terms of the Investment Advisory Agreement, the Adviser allocates the Fund’s assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Fund’s investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Fund’s assets among Investment Funds, terminate its relationship with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees.

A description of the factors considered by the Board of Trustees in approving the Investment Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2023.

The shareholders of the Fund at a special meeting held on January 29, 2021, approved the employment of a “manager of managers” structure by the Fund, subject to receipt of appropriate SEC exemptive relief. Under such a structure, the Adviser and the Fund could enter into and materially amend investment sub-advisory agreements with unaffiliated sub-advisers and wholly-owned sub-advisers with the approval of the Board of Trustees, without the expense and possible delay of seeking shareholder approval through a proxy and special shareholder meeting.

Management Team

The personnel of the Adviser responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Fund should have access to a large number of Investment Interests from which to select.

The portfolio managers who have primary responsibility for management of the Fund are Nick Veronis and David Shyu:

Nick Veronis

Nicholas is a Co-Founder and one of the Managing Partners of iCapital, where he is Head of Fund Management. He spent 11 years at Veronis Suhler Stevenson (VSS), a middle market private equity firm where he was a Managing Director responsible for originating and structuring investment opportunities. At VSS, he specialized in the business information services sector and helped spearhead the firm’s investment strategy in the financial software and data sector, including its investment in Ipreo. Nicholas was previously an operating advisor to Atlas Advisors, an independent investment bank based in New York. He began his career as a financial journalist for The Boston Business Journal, was a reporter for The Star-Ledger, and a Senior Associate in the New Media Division of Newhouse Newspapers. He holds a BA in economics from Trinity College and FINRA Series 7, 79, and 63 licenses.

David Shyu

David Shyu is a Co-Portfolio Manager of the Fund. Prior to iCapital, Mr. Shyu was a Director of Newbury Partners, responsible for the origination, valuation, execution and monitoring of secondary investments and co-investments. Prior to Newbury, Mr. Shyu was as an Associate in the Secondary Group at Auda Private Equity. Previously, Mr. Shyu worked as an analyst at Goldman Sachs. Mr. Shyu graduated cum laude from Princeton University with a BSE in Operations Research and Financial Engineering.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Shares in the Fund.

Custodian and Transfer Agent

UMB Bank, N.A. serves as the custodian of the Fund. The Custodian’s principal business address is 928 Grand Boulevard, Kansas City, MO 64106.

Ultimus Fund Services, LLC, which has its principal office at 80 Arkay Drive, Hauppauge, NY 11788, serves as the Fund’s transfer agent (the “Transfer Agent”).

The Fund reimburses one or more parties for certain sub-accounting and/or sub-transfer agency fees paid to one or more financial intermediaries for certain sub-accounting and/or sub-transfer agency services based on net assets of applicable shareholder accounts.

FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s expenses.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•	all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement, and with reviewing potential investments to be made in Investment Funds;

•	attorneys’ fees and disbursements associated with preparing and filing an exemptive application with the SEC in respect of certain co-investment transactions;

•	fees and disbursements of any accountants engaged by the Fund and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Ultimus Fund Services, LLC (“Ultimus” or the “Administrator”);

•	recordkeeping, custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

There will be no direct or indirect payments from a Core Independent Manager to iCapital RF Adviser or to any third party, pursuant to any agreement or understanding, that are used to offset any expenses of the Fund.

The Adviser has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit until August 1, 2023 (the “Limitation Period”) the Specified Expenses borne by the Fund in respect of Class A and Class I Shares during the Limitation Period to an amount not to exceed 0.55% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Management Fee and underlying Investment Fund expenses (including contribution requirements for investments, expenses and management fees) (i.e., Acquired Fund Fees and Expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility; (iii) expenses incurred in connection with secondary offerings and co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees in respect of any Class of Shares; (v) taxes; and (vi) extraordinary expenses. The Adviser may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any Class of Shares for any month exceed the Expense Cap applicable to a Class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses in respect of a Class of Shares, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses in respect of the applicable Class of Shares have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in respect of a Class of Shares in the month the reimbursement is being made to a level that exceeds the Expense Cap.

“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund.

Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive fees to the Investment Managers.

Ultimus, as the Fund’s administrator, performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays the Administrator a fee based on the average net assets of the Fund (subject to certain minimums), and will reimburse Ultimus for out-of-pocket expenses.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser the Management Fee, monthly in arrears, at the rate of 0.075% (0.90% on an annualized basis) of the value of the Fund’s month-end net assets. The Management Fee is an expense paid out of the Fund’s assets. The Management Fee is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) and is due and payable in arrears within ten business days after the end of the month.

CALCULATION OF NET ASSET VALUE

The Fund will calculate its net asset value as of the close of business on the last business day of each calendar month, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board of Trustees shall determine (each, a “Determination Date”). In determining its net asset value, the Fund will value its investments as of the relevant Determination Date. The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Class A Shares’ net asset value plus the Class I Shares’ net asset value equals the total value of the net assets of the Fund.

The Class A Share net asset value and the Class I Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses and different starting net asset value per Share, the per Share net asset value of the classes will vary over time.

The Board of Trustees has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. The Adviser will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board of Trustees has approved valuation procedures for the Adviser (the “Valuation Procedures”).

The Valuation Procedures provide that the Adviser will value the Fund’s investments in Investment Funds and direct private equity investments at fair value. The fair value of such investments as of each Determination Date ordinarily will be the capital account value of the Fund’s interest in such investments as provided by the relevant Investment Manager as of or prior to the relevant Determination Date; provided that such values will be adjusted for any other relevant information available at the time the Fund values its portfolio, including capital activity and material events occurring between the reference dates of the Investment Manager’s valuations and the relevant Determination Date.

A meaningful input in the Fund’s Valuation Procedures will be the valuations provided by each of the Core Independent Managers. The valuation of each of the Core Independent Managers’ investments is performed in accordance with Topic 820 — Fair Value Measurements and Disclosures. Generally, a Core Independent Manager values its investments at their market price if market quotations are readily available. In the absence of observable market prices, a Core Independent Manager values investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. A Core Independent Manager’s determination of fair value is then based on the best information available in the circumstances and may incorporate its management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for nonperformance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies, real estate properties or certain debt positions.

The actual realized returns on a Core Independent Manager’s unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which a Core Independent Manager’s valuations are based. Neither the Fund nor the Adviser have oversight or control over the implementation of the Core Independent Managers’ valuation process.

In reviewing the valuations provided by Investment Managers, the Valuation Procedures require the consideration of all relevant information reasonably available at the time the Fund values its portfolio. The Adviser will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager does not represent the fair value of a particular Investment Fund or direct private equity investment. In accordance with the Valuation Procedures, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the net asset value reported by the relevant Investment Manager, or whether to adjust such value to reflect a premium or discount to such net asset value. Any such decision will be made in good faith, and subject to the review and supervision of the Board of Trustees.

For example, Investment Managers may value investments in portfolio companies and direct private equity investments at cost.

The Valuation Procedures provide that, where cost is determined to best approximate the fair value of the particular security under consideration, the Adviser may approve such valuations. In other cases, the Adviser may be aware of sales of similar securities to third parties at materially different prices, or of other circumstances indicating that cost may not approximate fair value (which could include situations where there are no sales to third parties). In such cases, the Fund’s investment will be revalued in a manner that the Adviser, in accordance with the Valuation Procedures, determine in good faith best approximates fair value. The Board of Trustees will be responsible for ensuring that the Valuation Procedures are fair to the Fund and consistent with applicable regulatory guidelines.

Notwithstanding the above, a private equity manager unaffiliated with the Core Independent Managers (an “Other Manager”) may adopt a variety of valuation bases and provide differing levels of information concerning Investment Funds and direct private equity investments, and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated.

Neither the Board of Trustees nor the Adviser will be able to confirm independently the accuracy of valuations provided by any Investment Managers (which are generally unaudited).

To the extent the Fund holds securities or other instruments that are not investments in Investment Funds or direct private equity investments, the Fund will generally value such assets as described below. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its net asset value, securities will be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask prices. In this respect, the Adviser participates in the valuation process by preparing the fair valuation for any such securities as per approved procedures and pursuant to a fair value process developed in coordination with the Fund’s administrator. The Adviser’s process is tested and subject to ongoing and periodic monitoring by the Adviser and the Fund’s administrator.

In cases where a fair valuation of securities is applied, the Fund’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. This fair value may also vary from valuations determined by other funds using their own fair valuation procedures. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund and the Adviser may use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the net asset value for the Fund. In computing the net asset value, the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the New York Stock Exchange (the “NYSE”). Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its net asset value, the Adviser may need to price the security using the Adviser’s fair value pricing guidelines.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the net asset value of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase, redeem or exchange shares.

The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value if the judgments of the Adviser or the Investment Managers regarding appropriate valuations should prove incorrect.

CONFLICTS OF INTEREST

The Adviser

The Adviser or its affiliates provide or may provide investment advisory and other services to various entities. The Adviser and certain of its investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser and its affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, the Adviser and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Other Account in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

The Adviser also intends to compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”) in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall net asset value of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Financial intermediaries may also charge investors, at the financial intermediaries’ discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Financial intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, Investment Funds or portfolio companies or investment vehicles sponsored or managed by the Adviser or Investment Managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or the Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in an Investment Fund or a portfolio company may do so on terms that are more favorable than those of the Fund.

Financial intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a financial intermediary to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or an Investment Fund may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Fund or an Investment Fund and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Fund or the Investment Fund. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or an Investment Fund has an interest.

A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.

The Adviser and/or its affiliates may advise funds that may invest in other funds advised by a Core Independent Manager, or which has other relationships with a Core Independent Manager.

Set out below are practices that the Adviser may follow. Although the Adviser anticipates that the Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will abide by, and comply with, its stated practices. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment mandates or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or an Investment Fund.

Other Matters

An Investment Manager may, from time to time, cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

Core Independent Managers

Because the Fund proposes to allocate substantially all of its assets to Investment Interests sponsored or managed by the Core Independent Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which a Core Independent Manager and its affiliates are engaged.

A Core Independent Manager’s affiliates will not act as “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act.

Subject to certain conditions and limitations, each of the Core Independent Managers has agreed to provide the Adviser with certain types of information and access to Investment Interests, pursuant to agreements, to help enable the Adviser to invest the Fund’s assets in accordance with its strategy.

Each of the Core Independent Managers provides investment advisory services to Investment Funds in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Core Independent Managers may have financial interests that diverge from those of the Investment Funds and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed Investment Funds and other clients and personal accounts.

Each of the Core Independent Managers is engaged in a broad spectrum of activities including sponsoring and managing private Investment Funds and other activities. Those activities may present conflicts if other Investment Funds either compete for the same investment opportunity or pursue investment mandates counter to each other.

PURCHASES OF SHARES

Purchase Terms

The Fund offers two classes of Shares. The Fund will accept initial and additional purchases of Class A Shares or Class I Shares as of the first day of each calendar month. The investor must submit a completed Investor Application form five business days before the applicable purchase date (although the Fund, in its sole discretion, may waive the five business days requirement from time to time). All purchases are subject to the receipt of immediately available funds prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the 1934 Act. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

Investors purchasing Class A Shares in the Fund may be charged a sales load of up to 3.50% of the investment amount. The Distributor and/or a Selling Agent may, at its discretion, waive all or a portion of the sales load for the purchase of Class A Shares of the Fund by or on behalf of: (i) the Adviser or its affiliates; (ii) purchasers for whom the Distributor, the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (iii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser and any affiliates of the Distributor or the Adviser; (iv) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (v) purchasers who use proceeds from an account for which the Distributor, the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (vi) Selling Agents and their employees (and the immediate family members of such individuals); (vii) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (viii) clients of such investment advisers or financial planners described in (vii) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (ix) orders placed on behalf of other investment companies that the Distributor, the Adviser or an affiliated company distributes; (x) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Adviser, Distributor and any affiliates of the Adviser or Distributor; or (xi) any other eligible client of Distributor, Adviser, a Selling Agent, or any affiliates of Distributor, Adviser or a Selling Agent, whose financial representative has negotiated a reduction or waiver of the sales load. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Fund will notify Class A Shareholders of any changes made by the Distributor or a Selling Agent in respect of the investors that are eligible for a waiver of the sales load.

Class I Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, iCapital or the Core Independent Managers or other affiliates and their immediate family members, and, if approved by our Board of Trustees, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. We may also offer Class I Shares to certain feeder vehicles primarily created to hold our Class I Shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.

No Upfront Sales Load or ongoing servicing fees are paid for sales of any Class I Shares.

The minimum initial investment in the Fund from each investor is $25,000, and the minimum additional investment in the Fund is $10,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds.

Payment for each initial or subsequent additional purchases of Shares must be made in one installment.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti- money laundering compliance officer.

Eligible Investors

Each investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. The Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent.

The Distributor or any registered investment adviser (a “RIA”) who offers Class I Shares may impose additional eligibility requirements on investors who purchase Class I Shares from the Distributor through such RIA. See “Plan of Distribution.”

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. The Adviser will recommend to the Board of Trustees (subject to its discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 5% of the Fund’s net asset value. Any repurchase of Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a Shareholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor.

There is no minimum number of Shares which must be repurchased in any repurchase offer. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to be offered at the Fund’s net asset value per share as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 and December 31, as applicable. Each repurchase offer will generally commence approximately 45 days prior to the Valuation Date. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with redeeming or otherwise withdrawing from Investment Funds);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s Shares in underlying Investment Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from Shareholders by the Fund will be paid in cash no later than 65 days after the last day shares may be tendered except that full payment of a 5% annual audit hold back may be made not more than 2 business days after the completion of the annual audit. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs — i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund shares.

In light of liquidity constraints associated with the Fund’s investments in Investment Funds and the fact that the Fund may have to effect redemptions from Investment Funds in order to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•	Each repurchase offer will generally commence approximately 45 days prior to the applicable repurchase date. A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be seven days before the Valuation Date. Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31. Tenders will be revocable upon written notice to the Fund until generally four days before the Valuation Date.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Fund’s investments in Investments Funds are subject to lengthy lock-up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions and the Fund may require and be unable to obtain the Investment Fund’s consent to effect such transactions. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated value of the tendered shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase or redeem all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase or redemption, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase or redeem Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by a Fund.

The Fund may also repurchase and/or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person, in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act, if the Fund determines that:

•	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or with the consent of the Fund, as described below;

•	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•	with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

Repurchase Threshold

The Fund has agreed to provide Shareholders with a minimum repurchase threshold (the “Repurchase Threshold”) which shall be tested on a quarterly basis (commencing at close of the fiscal quarter ending on or about the third anniversary of the Fund’s launch of operations) and which shall be met if either of the following conditions is satisfied over the period encompassed by the most recent four fiscal quarters:

(1)	the Fund offers one quarterly repurchase of its Shares in which all Shares that were tendered by Shareholders are repurchased by the Fund; or

(2)	Shares have been repurchased by the Fund over the period such that, the aggregate of the quarterly ratio of the value of shares repurchased divided by the total value of outstanding Shares not subject to an Early Repurchase Fee is at least 12%.

The Repurchase Threshold does not guarantee that the Fund will offer to repurchase shares in any given quarter. When the Fund does make an offer to repurchase Shares, a Shareholder may not be able to liquidate all of their Shares either in response to that repurchase offer, or over the course of several repurchase offers. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

If neither condition of the Repurchase Threshold has been satisfied over the most recent four fiscal quarters, or a repurchase offer period ends with more than 50% of the Fund’s outstanding Shares by value having been tendered in response to that repurchase offer, the Board of Trustees will call a special meeting of Shareholders at which Shareholders will be asked to vote on whether to liquidate the Fund. See “Voting” and “Additional Information about the Fund.” If Shareholders do not vote to liquidate the Fund, testing of the Repurchase Threshold will be suspended and will be resumed at the close of the fourth fiscal quarter end following such vote. If Shareholders do vote to liquidate the Fund, the Adviser will seek to liquidate the Fund’s assets over a three year period, after which the Adviser will waive all Management Fees otherwise payable by the Fund.

Transfers of Shares

Shares may be transferred only:

(1)	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

(2)	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee who represents that it is an Eligible Investor and after a partial transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $25,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

VOTING

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Investment Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act.

Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

The Fund has qualified and elected, and is expected to maintain its qualification, to be treated as a RIC under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year in an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one- year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by the Fund and such Investment Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Investment Funds.

While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to Shareholders. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund intends to make distributions necessary to maintain its ability to be subject to tax as a regulated investment company under the Code and to avoid the imposition of corporate-level federal income tax. As such, the Fund intends to declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least annually, and in a manner consistent with the provisions of the Code and the 1940 Act. After the end of each calendar year, Shareholders will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any distributions that they receive from the Fund. Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations, provided the Shareholder satisfies the applicable holding period and other requirements. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals, provided the Shareholder satisfies the applicable holding period and other requirements. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder, and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below at “Income from Repurchases and Transfers of Shares,” if a repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may report the retained amount as undistributed capital gains to its Shareholders, who will be treated as if each Shareholder received a distribution of his or her pro rata share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.

Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing shares of the Fund.

If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.

Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase or transfer of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase or transfer may not be changed after the valuation date established by the Fund in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.

If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder that is not an S corporation), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Under temporary Treasury regulations, certain expenses of nonpublicly offered regulated investment companies, including the Management Fee, may not be deductible by certain Shareholders, generally including individuals and entities that compute their taxable income in the same manner as individuals (thus, for example, a qualified pension plan would not be subject to this rule). Such a Shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the Shareholder and, for taxable years prior to 2025, will generally not be deductible by the Shareholder. For taxable years after 2025, such affected expenses will generally be deductible, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A “nonpublicly offered regulated investment company” is a RIC whose equity interests are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, nor (iii) held by at least 500 persons at all times during the taxable year.

Fund Investments

It is intended that the Fund will invest a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short- term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

Some of the income that the Fund may earn directly or through an Investment Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF BOTH THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly an Investment Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund, enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund, or possibly an Investment Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Investment Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in its income each taxable year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be available to the Fund with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above).

Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

If the Fund holds greater than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under Treasury regulations, income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

Information Reporting and Backup Withholding

Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (e.g., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”), generally on an IRS Form W-9, or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s U.S. federal income tax liability if the appropriate information is provided to the IRS.

U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the U.S. federally tax-exempt Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A U.S. federally tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

The foregoing discussion does not address all of the U.S. federal income tax consequences that may be applicable to a tax- exempt Shareholder as a result of an investment in the Fund. For example, certain tax-exempt private universities should be aware that they are subject to a 1.4% excise tax on their “net investment income” that is not otherwise taxed as UBTI, including income from interest, dividends and capital gains. Tax-exempt investors should consult with their tax advisors regarding an investment in the Fund.

Foreign Shareholders

U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (each, a “Foreign Shareholder”) as defined in the Code, depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act

The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of amounts treated as dividends for U.S. federal income tax purposes made to certain non-U.S. entities (including financial intermediaries) that fail to comply (or are not deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.-owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of Shares on or after January 1, 2019 (which would have included redemption proceeds and certain capital gain dividends), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Other Taxation

The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, which may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Fund Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this Prospectus and its related SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account (“IRA”), Keogh plan, or other plan or arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, including any entity whose assets are considered “plan assets” (each of the foregoing, a “Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to Plans that are subject to ERISA (an “ERISA Plan”), including prudence, diversification, an obligation not to engage in prohibited transactions, and other requirements. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects,” above), and the projected return of the Fund relative to the ERISA Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. For this reason, the Adviser will therefore not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

Certain prospective Plan investors may currently maintain relationships with the Adviser or one or more Investment Managers in which the Fund invests, or with other entities that are affiliated with the Adviser or such Investment Managers. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person with respect to any Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits and the Code penalizes the use of a Plan’s assets for the benefit of a party in interest or disqualified person, and also prohibits (and penalizes) a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan Shareholders should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code.

Employee benefit plans which are not subject to ERISA or the related provisions of the Code may be subject to other rules governing such plans. Fiduciaries of employee benefit plans which are not subject to ERISA, whether or not subject to Section 4975 of the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

PLAN OF DISTRIBUTION

iCapital Securities, LLC acts as the Distributor on a best efforts basis, subject to various conditions. The minimum initial investment is $25,000. Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any national securities exchange. See “Fund Expenses.”

Under the terms of a distribution agreement (the “Distribution Agreement”) with the Distributor, the Distributor will directly distribute Class A Shares and Class I Shares to investors. The Distributor is authorized to retain brokers, dealers and certain RIAs and other financial intermediaries for distribution services and to provide ongoing investor services and account maintenance services to Shareholders holding Class A or Class I Shares. The Fund will pay (i) a monthly shareholder services fee out of the net assets of Class A Shares at the annual rate of 0.25% of the aggregate net asset value of Class A Shares and (ii) a monthly distribution fee at the annual rate of 0.35% of the aggregate net asset value of Class A Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares) (the “Distribution and Servicing Fee”). Class I Shares are not subject to the Distribution and Servicing Fee.

The Distributor will pay various Selling Agents substantially all of the Distribution and Servicing Fee which they will use to compensate their brokerage representatives for Class A Shares sales and support. Selling Agents may charge an additional one-time sales load, assessed at the time of purchase, on Class A Shares, up to a maximum of 3.50% of the investment amount.

The Distribution and Servicing Fee is charged on an aggregate class-wide basis, and Class A Shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Shares. Each compensated broker, dealer or other financial intermediary distributing Class A Shares is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares held by Shareholders that receive services from such broker, dealer or other financial intermediary.

The Distributor may directly distribute Class A Shares to investors, and for such directly distributed Class A Shares, will retain all or a portion of the Distribution and Servicing Fee to compensate its brokerage representatives for their Class A Shares sales and support.

Class I Shares may be purchased from the Distributor through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored or managed by such RIA. Shares are not available in certificated form.

The Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers, dealers or other financial intermediaries that have agreed to participate in the distribution of the Fund’s Shares, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services.

Generally, the minimum required initial purchase by each investor is $25,000. Once a prospective investor’s order is received, a confirmation will be sent to the investor. The investor’s account with the Distributor, Selling Agent or RIA will be debited for the purchase amount, which will be deposited into an account with Ultimus, as the Transfer Agent. See “Purchases of Shares—Purchase Terms.”

Shares may be purchased as of the first day of each month from the Distributor at the Fund’s then current net asset value per Share. While the Fund intends to have monthly closings, the Board of Trustees reserves the right in its sole discretion to suspend monthly closings from time to time when it believes it is in the best interests of the Fund. See “Purchases of Shares.”

DISTRIBUTION POLICY

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund’s relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to Shareholders at least annually. The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

Automatic Dividend Reinvestment Plan

Pursuant to the DRIP, each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder’s behalf.

A Shareholder may elect to:

•	reinvest both dividends and capital gain distributions;

•	receive dividends in cash and reinvest capital gain distributions; or

•	receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their net asset value determined on the next valuation date following the ex- dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund.

ADDITIONAL INFORMATION ABOUT THE FUND

Each Fund Share represents a proportional interest in the assets of the Fund. Each Fund Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Fund Shares do not have pre-emptive or conversion or redemption provisions.

INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

iDirect Private Markets Fund

c/o iCapital Registered Fund Adviser LLC

60 East 42nd Street

New York, New York 10165

Telephone: (646) 214-7277

iDirect Private Markets Fund

Class A Shares

Class I Shares

June 20, 2023

STATEMENT OF ADDITIONAL INFORMATION

60 East 42nd Street
26th Floor
New York, NY 10165
(646) 214-7277

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of iDirect Private Markets Fund (the “Fund”) dated June 20, 2023. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

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INVESTMENT POLICIES AND PRACTICES

The Fund is a diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on April 22, 2014. The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) only to Eligible Investors (as defined in the prospectus). Class A Shares and Class I Shares are subject to different fees and expenses.

iCapital Registered Fund Adviser LLC serves as the Fund’s investment adviser (the “Adviser”). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s shareholders duly called, (a) of 66-2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)	invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund’s investments in Investment Funds (as hereinafter defined) are not deemed to be investments in a single industry);

(2)	borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33- 1/3% of the value of the Fund’s total assets);

(3)	issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets);

(4)	underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities;

(5)	make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements;

(6)	purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, swaps and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts; or

(7)	purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

With respect to the Fund’s policy not to invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry, in determining whether the Fund is concentrated in an industry or group of industries, the Adviser will use its reasonable best efforts to take into account the Investment Funds focus on particular industries.

With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Investment Funds in which assets of the Fund are invested.

The Fund’s investment objective is fundamental and may not be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act).

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REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Adviser will recommend to the Board of Trustees (subject to the Board of Trustees’ discretion) that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 5% of the Fund’s net asset value. In determining whether the Fund should repurchase Shares from shareholders of the Fund (“Shareholders”) pursuant to written tenders, the Board of Trustees will consider the recommendation of the Adviser. The Board of Trustees also will consider various factors, including, but not limited to, those listed in the prospectus, in making its determinations.

The Board of Trustees will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from Ultimus Fund Services, LLC, the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Board of Trustees) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Repurchases and Redemptions

As noted in the prospectus, the Fund has the right to repurchase and/or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances, in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act. Such mandatory redemptions may be made if:

●	Shares have been transferred or vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder or with the consent of the Fund;

●	ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

●	continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

●	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

●	it would be in the best interests of the Fund to redeem Shares.

Repurchase Threshold

The Fund has agreed to provide Shareholders with a minimum repurchase threshold (the “Repurchase Threshold”) which shall be tested on a quarterly basis (commencing at close of the fiscal quarter ending on or about the third anniversary of the Fund’s launch of operations) and which shall be met if either of the following conditions is satisfied over the period encompassed by the most recent four fiscal quarters:

(1)	the Fund offers one quarterly repurchase of its Shares in which all Shares that were tendered by Shareholders are repurchased by the Fund; or

(2)	Shares have been repurchased by the Fund over the period such that, the aggregate of the quarterly ratios the value of shares repurchased divided by the total value of outstanding Shares not subject to an Early Repurchase Fee is at least 12%.

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The Repurchase Threshold does not guarantee that the Fund will offer to repurchase shares in any given quarter. When the Fund does make an offer to repurchase Shares, a Shareholder may not be able to liquidate all of their Shares either in response to that repurchase offer, or over the course of several repurchase offers. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

If neither condition of the Repurchase Threshold has been satisfied over the most recent four fiscal quarters, or a repurchase offer period ends with more than 50% of the Fund’s outstanding Shares by value having been tendered in response to that repurchase offer, the Board of Trustees will call a special meeting of Shareholders at which Shareholders will be asked to vote on whether to liquidate the Fund. See “Voting” and “Additional Information about the Fund.” If Shareholders do not vote to liquidate the Fund, testing of the Repurchase Threshold will be suspended and will be resumed at the close of the fourth fiscal quarter end following such vote. If Shareholders do vote to liquidate the Fund, the Adviser will seek to liquidate the Fund’s assets over a three year period, after which the Adviser will waive all Management Fees otherwise payable by the Fund.

If the Fund should be liquidated in its entirety, whether initiated by the action of the Board of Trustees or as a result of a vote of the Shareholders, the Fund may, subject to regulatory approval, offer Shareholders the opportunity to transfer the pro rata portion of Fund assets corresponding to their Fund Shares to a successor vehicle as a subscription in kind to such successor vehicle.

Transfers of Shares

Shares are subject to restrictions on transferability and liquidity will be provided by the Fund only through repurchase offers, which may be made from time to time by the Fund as determined by the Board of Trustees in its sole discretion. No transfer of Shares will be permitted by the Fund unless the transferee is an Eligible Investor (as defined in the prospectus), and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.

The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

MANAGEMENT OF THE FUND

The Trustees supervise the Fund’s affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Trustees and Officers

The Board of Trustees consists of five Trustees. Four Trustees have no affiliation or business connection with the Adviser or any of its affiliated persons and do not own any stock or other securities issued by the Adviser. These are the “non-interested” or “Independent Trustees.” The other one Trustee (the “Interested Trustee”) is affiliated with the Adviser.

Board Structure and Oversight Function. The Board of Trustees’ leadership structure features an Independent Trustee serving as Chairperson and the Board Committee described below. The Chairperson participates in the preparation of the agenda for meetings of the Board of Trustees and the preparation of information to be presented to the Board of Trustees with respect to matters to be acted upon by the Board of Trustees. The Chairperson also presides at all meetings of the Board of Trustees and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a committee structure to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established one standing committee: the Audit Committee. The Audit Committee is comprised exclusively of Independent Trustees. The Audit Committee charter governs the scope of the Committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of the Audit Committee, including its oversight responsibilities, are described further under the caption “Independent Trustees and the Committee Structure.”

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund’s affairs through various Board of Trustees and committee activities. The Board of Trustees has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the Audit Committee, as appropriate. These reports include, among others, quarterly performance reports, quarterly derivatives activity and risk reports and discussions with members of the risk teams relating to each asset class. The Board of Trustees’ committee structure allows the Audit Committee to focus on certain aspects of risk and the potential impact of these risks on the Fund and then report back to the full Board of Trustees. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items relevant to the Board of Trustees’ risk oversight function.

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The Board of Trustees recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board of Trustees recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.

As needed between meetings of the Board of Trustees, the Board of Trustees or the Audit Committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.

Independent Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board of Trustees has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board of Trustees has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board of Trustees believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board of Trustees to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Board of Trustees nomination process is provided below under the caption “Independent Trustees and the Audit Committee.”

The Trustees of the Fund, their ages, addresses, positions held, lengths of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Adviser and any registered funds that have an adviser that is an affiliate of the Adviser.

Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex**
Independent Trustees

Mark Garbin (71) c/o iDirect Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since Inception	Managing Principal, Coherent Capital Management LLC (since 2008); Independent Director OCHEE LP (since 2021)	1	Trustee of Forethought Variable Insurance Trust (since 2013), Northern Lights Fund Trust (since 2013), Northern Lights Variable Trust (since 2013), Two Roads Shared Trust (since 2012), Independent Director of Oak Hill Advisors Mortgage Strategies Fund (offshore), Ltd. (2014-2017), Carlyle Tactical Private Credit Fund (since March 2018), OHA CLO Enhanced Equity II Genpar LLP (since 2021)

Mark D. Gersten (72) c/o iDirect Private Markets FundOne Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since Inception	Independent Consultant (since 2012)	1	Trustee of Schroder Global Series Trust (2012-2017), Northern Lights Fund Trust (since 2013), Northern Lights Variable Trust (since 2013), Two Roads Shared Trust (since 2012), Ramius Archview Credit and Distressed Fund (2015-2017)

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Neil M. Kaufman (61) c/o iDirect Private Markets FundOne Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since Inception	Managing Member, Kaufman & McGowan PLLC (legal services) (since 2016)	1	Trustee of Two Roads Shared Trust (since 2012)

Anita K. Krug (53) c/o iDirect Private Markets FundOne Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee	Indefinite Length – Since Inception	Dean and Professor (since 2019) Chicago Kent Law School; Interim Vice Chancellor for Academic Affairs (2018-2019) University of Washington Bothell; Interim Dean (2017-2018), Professor (2016-2019), Associate Professor (2014-2016); and Assistant Professor (2010-2014), University of Washington School of Law	1	Trustee of Two Roads Shared Trust (since 2012), Cornerstone Investors Trust (since 2016)

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The Trustee who is affiliated with the Adviser or affiliates of the Adviser (as set forth below) and his age, address, positions held, length of time served, his principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by the Interested Trustee and the other directorships, if any, held by the Interested Trustee, are shown below.

			Principal	Number of Portfolios	Other Trusteeships/
	Position(s) Held	Length of Time	Occupation(s) During Past	Overseen in Fund	Directorships Held Outside the Fund
Name, Age and Address	with Registrant	Served*	5 Years	Complex	Complex**
Interested Trustee
Nick Veronis (57) One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Trustee and President	Indefinite Length — Since 2021	Co-Founder and Managing Partner of iCapital Network	1	None

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The executive officers of the Fund, their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years are shown below.

Name, Age and Address	Position(s) Held with Registrant	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years
Officers

William Kimme (59) c/o Northern Lights Compliance Services, LLC 4221 North 203rd Street, Suite 100	Anti-Money Laundering Officer and Chief Compliance Officer	Indefinite Length — Since 2019 (Chief Compliance Officer and Anti-Money Laundering Officer)	Senior Compliance Officer of Northern Lights Compliance Services, LLC (since 2011)

Swan Chang (46) c/o iDirect Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Principal Financial Officer and Principal Accounting Officer	Indefinite Length — Since 2023	Vice President, Corporate Finance, iCapital (August 2020 – Present) and Head of Finance and Accounting, Artivest (October 2013 – August 2020)

Kyle Hartley (53) c/o iDirect Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Treasurer	Indefinite Length — Since 2021	Managing Director and Head of Hedge Fund Finance and Operations, Institutional Capital Networks Inc (since 2017) and CFO and COO of Lone Star Value Management (2013-2017)

Stephen Jacobs (60) c/o iDirect Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Secretary	Indefinite Length — Since 2021	General Counsel, Institutional Capital Networks Inc (since 2019) and Chief Operating Partner and Co- Chair of the Corporate Department, Herrick Feinstein LLP (2016- 2019)

Timothy Burdick (36) c/o iDirect Private Markets Fund One Grand Central Place 60 East 42nd Street, 26th Floor New York, NY 10165	Assistant Secretary	Indefinite Length – Since 2022	Vice President and Managing Counsel, Ultimus Fund Solutions, LLC (2022–present); Assistant Vice President and Counsel, Ultimus Fund Solutions, LLC (2019–2022); Senior Program Compliance Manager, CJ Affiliate (2016–2019).

*	Each officer serves an indefinite term, until his or her successor is elected.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Adviser) as of December 31, 2022, is set forth in the table below.

Aggregate Dollar Range of
Equity Securities in All
Registered Investment
Companies Overseen by Trustee
	Dollar Range of Equity	in Family of Investment
Name of Trustee	Securities in the Fund	Companies
Independent:
Mark Garbin	None	None
Mark D. Gersten	$50,001-$100,000	$50,001-$100,000
Neil M. Kaufman	$50,001-$100,000	$50,001-$100,000
Anita K. Krug	None	None
Interested:
Nick Veronis	$100,001-$500,000	$100,001-$500,000

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

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As of May 16, 2023, the Trustees and Officers of the Fund, as a group, owned less than 1% of the outstanding Shares of each class of the Fund.

Independent Trustees and the Audit Committee

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board of Trustees currently has one committee: the Audit Committee.

The Independent Trustees are charged with recommending to the full Board of Trustees approval of management, advisory and administration contracts, and distribution and underwriting agreements; continually reviewing fund performance; brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time.

The Board of Trustees has a separately-designated standing Audit Committee. The Audit Committee is charged with recommending to the full Board of Trustees the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

The members of the Audit Committee of the Fund are Mark Garbin, Mark D. Gersten, Neil M. Kaufman and Anita K. Krug. None of the members of the Fund’s Audit Committee is an “interested person,” as defined under the 1940 Act, of the Fund (with such disinterested Trustees being “Independent Trustees” or individually, “Independent Trustee”). Each Independent Trustee is also “independent” from the Fund under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The Chairperson of the Audit Committee of the Fund is Mark D. Gersten.

The Fund does not have a separate valuation committee. The Board of Trustees believes that any items required to be considered pursuant to the Fund’s valuation procedures or Rule 2a-5 under the 1940 Act would be reviewed by the full Board of Trustees.

In addition, the Fund does not have a separate nominating committee. The Board of Trustees of the Fund believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, each Independent Trustee (Mark Garbin, Mark D. Gersten, Neil M. Kaufman and Anita K. Krug) participates in the election and nomination of candidates for election as Independent Trustees for the Fund. Persons recommended as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board of Trustees’ ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of the Audit Committee of the Board of Trustees to fulfill its duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Board of Trustees as they deem appropriate, they will consider nominations from Shareholders to the Board of Trustees. Nominations from Shareholders should be in writing and sent to the Independent Trustees as described below under the caption “Shareholder Communications.”

Experience, Qualifications and Attributes

The Board of Trustees has concluded, based on each Trustee’s experience, qualifications and attributes that each Trustee should serve on the Board of Trustees. Following is a brief summary of the information that led to and/or supports this conclusion.

Mark Garbin has over 30 years of experience in corporate balance sheet and income statement risk management for large asset managers. Mr. Garbin has extensive derivatives experience and has provided consulting services to alternative asset managers.

Mr. Garbin holds both a Chartered Financial Analyst (“CFA”) and Professional Risk Manager (“PRM”) designation and has earned and holds advanced degrees in international business, negotiation and derivatives. Mr. Garbin is a CFA Charterholder and holds advanced degrees in international business, negotiation and derivatives. Mark Gersten has over 35 years of business experience in the investment management business with a focus on mutual funds and alternative funds. He serves as a member of other mutual fund boards outside of the Fund Complex and possesses a strong understanding of the regulatory framework under which investment companies must operate based on his service to this Board of Trustees and extensive experience administering mutual funds. Mr. Gersten is a certified public account and holds an MBA in accounting. Neil Kaufman has over 35 years of experience as a corporate and securities attorney and possesses a deep understanding of the securities industry in general and financial statements in particular. Mr. Kaufman has previously served as the Chairman of a NASDAQ-listed technology company and the Chairman of the Banking & Securities Law committee of the Nassau County Bar Association. Anita Krug has extensive experience as an attorney advising investment advisory firms, particularly those managing hedge funds. She also has extensive experience as a law professor whose scholarship focuses on investment advisers, hedge funds, and mutual funds. Nick Veronis has extensive experience in the asset management and investment banking industries.

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The Trustees’ principal occupations during the past five years or more are shown in the above tables.

Shareholder Communications

Shareholders may send communications to the Board of Trustees. Shareholders should send communications intended for the Board of Trustees by addressing the communications directly to that Board of Trustees (or individual Trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board of Trustees (or individual Trustees) and by sending the communication to either the Fund’s office or directly to such Trustee(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board of Trustees will be reviewed and generally responded to by management, and will be forwarded to the Board of Trustees only at management’s discretion based on the matters contained therein.

COMPENSATION

Each Independent Trustee is paid an annual retainer of $45,000, and each Independent Trustee receives an additional special meeting fee of $1,000 for his or her participation in any special meeting of the Board of Trustees or the Audit Committee. The Chairperson of the Board of Trustees and Chairperson of the Audit Committee are also paid additional annual fees of $5,000 and $4,000, respectively. All Trustees are reimbursed for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

The following is the total compensation paid to the Trustees during the fiscal year ended March 31, 2023:

Name of Independent Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Paid to Trustees(1)
Independent:
Mark Garbin	$45,000	$45,000
Mark D. Gersten	$60,000	$60,000
Neil M. Kaufman	$55,000	$55,000
Anita K. Krug	$45,000	$45,000

Name of Interested Trustee
Nick Veronis	None	None

(1)	During the fiscal year ended March 31, 2023, the Fund Complex was comprised solely of the Fund.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser (collectively the “Codes”). The Codes are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes apply to the personal investing activities of Trustees and officers of the Fund and the Adviser (“Access Persons”).

Rule 17j-1 under the 1940 Act and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes are complied with). Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC, and are available to the public.

Investment Advisory, Sub-Advisory, Distribution and Licensing Agreements

iCapital Registered Fund Adviser LLC (“Adviser”) a registered investment adviser, is an indirect subsidiary of Institutional Capital Network, Inc. (“iCapital”). iCapital is a financial technology company that provides tech-based solutions for advisors, their high-net-worth client base, asset managers, and banks. It is assisted in this task by affiliates including a registered investment adviser, iCapital Advisors, LLC, that provides investment advisory services and investment administration to privately offered funds, and a registered broker-dealer that provides a range of broker-dealer services, including private placement of securities and distribution of the Fund’s shares. The Adviser is a Delaware limited liability company formed in 2020 that provides advisory services to the Fund, which is its only client. As of December 31, 2022, iCapital had platform assets of $152.1 billion. Each of the Core Independent Managers (as defined below) capitalized and owns economically 8% of the Adviser (with no voting rights). iCapital RFA Holding LLC (“iCapital RFA Holding”), a wholly owned subsidiary of iCapital, capitalized and owns more than 75% of the Adviser (with 100% of the voting rights). iCapital RFA Holding is solely responsible for the management and day to day operations of the Adviser.

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The Adviser serves as investment adviser to the Fund pursuant to investment advisory agreement entered into between the Fund and the Adviser (the “Investment Advisory Agreement”). The Trustees have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of the Fund under the ultimate supervision of, and subject to any policies established by, the Board of Trustees. The Adviser allocates the Fund’s assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Fund’s investment objective and whether the Investment Fund’s investment performance and other criteria are satisfactory. The Adviser may sell Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees. The Adviser also provides, or arranges at its expense, for certain management and administrative services for the Fund. Some of those services include providing support services, maintaining and preserving certain records, and preparing and filing various materials with state and U.S. federal regulators.

The offices of the Adviser are located at 60 East 42nd Street, New York, New York, and its telephone number is (646) 214- 7277. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at Ultimus Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788.

Approval of the Investment Advisory Agreement

The Investment Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board of Trustees; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the management and administrative services provided by the Adviser to the Fund, the Fund pays, out of the Fund’s assets, the Adviser a management fee (the “Management Fee”) at the annual rate of 0.90% of the Fund’s net asset value.

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Advisory Agreement, the Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

A discussion of the factors considered by the Board of Trustees in approving the Investment Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended March 31, 2023.

Distributor

iCapital Securities, LLC (the “Distributor”) serves as the Fund’s distributor pursuant to a distribution agreement (the “Distribution Agreement”). The principal office of the Distributor is located at 60 East 42nd Street, New York, New York 10165. Under the Distribution Agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as sole distributor of the Fund’s shares. The Distribution Agreement continues in effect so long as such continuance is approved at least annually by the Board of Trustees, including a majority of those Trustees who are not parties to the Distribution Agreement nor interested persons of any such party.

Licensing

The Adviser has entered into a licensing agreement (the “Licensing Agreement”) with each of Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), Vista Equity Partners Management, LLC or an affiliate (collectively, “Vista”), or Warburg Pincus LLC or an affiliate (collectively, “Warburg Pincus” and with KKR and Vista, the “Core Independent Managers”), pursuant to which each of the Core Independent Managers has granted the Adviser a license to use certain trade names, trademarks and/or service marks (the “Marks”) in connection with (i) the offering, marketing and promotion of the Fund and (ii) related disclosure. The Marks remain the sole and exclusive property of the respective Core Independent Manager and, under certain circumstances, any one of the Core Independent Managers may terminate the Licensing Agreement and prohibit the Fund from using the Marks.

Other Accounts Managed by the Portfolio Managers

Because the portfolio managers may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Adviser’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

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The following table shows information regarding accounts (other than the Fund) managed by each named portfolio manager as of March 31, 2023:

				Total Assets in
			Number of	Accounts Subject
			Accounts Subject	to a Performance-
		Total Assets in	to a Performance-	Based Advisory
	Number of	Accounts	Based Advisory	Fee
Nick Veronis	Accounts	($ million)	Fee	($ million)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

David Shyu	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to a Performance- Based Advisory Fee	Total Assets in Accounts Subject to a Performance- Based Advisory Fee ($ million)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

Securities Ownership of Portfolio Managers

As of March 31, 2023, the dollar range of securities beneficially owned by the portfolio managers in the Fund is shown below:

Nick Veronis	$100,001-500,000
David Shyu	None

Portfolio Manager Compensation Structure

For services as a portfolio manager to the Fund, Nick Veronis and David Shyu receive a salary from the Adviser. Mr. Veronis also has an equity interest in a privately-held entity that directly or indirectly controls the Adviser and its affiliates, and will receive compensation from that entity based upon the future profitability of the Adviser and its affiliates. Mr. Veronis may also receive from the privately-held entity that directly or indirectly controls the Adviser and its affiliates discretionary bonuses and other discretionary compensation in connection with his role as a senior executive of the firm.

Proxy Voting Policies and Procedures and Proxy Voting Record

Investments in the Investment Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from the Investment Funds seeking the consent of or voting by holders (“proxies”). The Fund has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. In general, the Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund.

The Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Adviser will generally vote in favor of management or investor proposals that the Adviser believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Fund. In exercising its voting discretion, the Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Adviser, the Adviser will make written disclosure of the conflict to the Independent Trustees indicating how the Adviser proposes to vote on the matter and its reasons for doing so.

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The Fund intends to hold its interests in the Investment Funds in non-voting form. Where only voting securities are available for purchase by the Fund, in all, or substantially all, instances, the Fund will seek to create by contract the same result as owning a non- voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

Third-Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Board of Trustees would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available on the SEC’s website at www.sec.gov.

CONFLICTS OF INTEREST

The Adviser

The Adviser or its affiliates provide or may provide investment advisory and other services to various entities. The Adviser and certain of its investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser and its affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, the Adviser and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Other Account in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

The Adviser also intends to compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”) in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall net asset value of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Financial intermediaries may also charge investors, at the financial intermediaries’ discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Financial intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, Investment Funds or portfolio companies or investment vehicles sponsored or managed by the Adviser, or a Core Independent Managers or other private equity manager (each an “Investment Manager”) may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or the Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in an Investment Fund or a portfolio company may do so on terms that are more favorable than those of the Fund.

Financial intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a financial intermediary to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

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A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or an Investment Fund may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Fund or an Investment Fund and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Fund or the Investment Fund. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or an Investment Fund has an interest.

A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.

The Adviser and/or its affiliates may advise funds that may invest in other funds advised by a Core Independent Manager, or which has other relationships with a Core Independent Manager.

Set out below are practices that the Adviser may follow. Although the Adviser anticipates that the Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will abide by, and comply with, its stated practices. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or an Investment Fund.

Other Matters

An Investment Manager may, from time to time, cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

Core Independent Managers

Because the Fund proposes to allocate assets to Investment Interests sponsored or managed by the Core Independent Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which a Core Independent Manager and its affiliates are engaged.

A Core Independent Manager’s affiliates will not act as “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act.

Subject to certain conditions and limitations, each of the Core Independent Managers has agreed to provide the Adviser with certain types of information and access to Investment Interests, pursuant to agreements, to help enable the Adviser to invest the Fund’s assets in accordance with its strategy.

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Each of the Core Independent Managers provides investment advisory services to Investment Funds in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Core Independent Managers may have financial interests that diverge from those of the Investment Funds and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed Investment Funds and other clients and personal accounts.

Each of the Core Independent Managers is engaged in a broad spectrum of activities including sponsoring and managing private Investment Funds and other activities. Those activities may present conflicts if other Investment Funds either compete for the same investment opportunity or pursue investment mandates counter to each other.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below.

The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

The Fund has qualified and elected, and is expected to maintain its qualification, to be treated as a regulated investment company (“RIC”) under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year in an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one- year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

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For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by the Fund and such Investment Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of the Fund’s taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Investment Funds. While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to Shareholders. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund intends to make distributions necessary to maintain its ability to be subject to tax as a regulated investment company under the Code and to avoid the imposition of corporate-level federal income tax. As such, the Fund intends to declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least annually, and in a manner consistent with the provisions of the Code and the 1940 Act. After the end of each calendar year, Shareholders will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year. Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any dividends or other distributions that they receive from the Fund.

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Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations, provided the Shareholder satisfies the applicable holding period and other requirements. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals, provided the Shareholder satisfies the applicable holding period and other requirements. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder, and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below at “Income from Repurchases and Transfers of Shares,” if a repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase or transfer, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased or transferred. In such case, the tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the tax basis of any remaining Shares held by the Shareholder.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may report the retained amount as undistributed capital gains to its Shareholders, who will be treated as if each Shareholder received a distribution of his or her pro rata share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.

Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase or transfer may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase or transfer may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing shares of the Fund.

If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.

Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase of the Shares. If disallowed, the loss will be reflected as an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

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If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the tax basis of any remaining Shares held by the Shareholder.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase may not be changed after the valuation date established by the Fund in respect of that repurchase or Share transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase or transfer that qualifies for “sale or exchange” treatment.

If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder that is not an S corporation), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company. Under temporary Treasury regulations, certain expenses of nonpublicly offered regulated investment companies, including the Management Fee, may not be deductible by certain Shareholders, generally including individuals and entities that compute their taxable income in the same manner as individuals (thus, for example, a qualified pension plan would not be subject to this rule). Such a Shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the Shareholder and, for taxable years prior to 2025, will generally not be deductible by the Shareholder. For taxable years after 2025, such affected expenses will generally be deductible, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A “nonpublicly offered regulated investment company” is a RIC whose equity interests are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, nor (iii) held by at least 500 persons at all times during the RIC’s taxable year.

Fund Investments

The Fund will invest a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

Some of the income that the Fund may earn directly or through an Investment Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders.

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UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF BOTH THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss in accordance with Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly an Investment Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund, enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

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If the Fund, or possibly an Investment Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Investment Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be available to the Fund with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

If the Fund holds greater than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under Treasury regulations, income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

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Information Reporting and Backup Withholding

Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (e.g., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”), generally on an IRS Form W-9, or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt Shareholders (including, among others, individual retirement accounts (“IRAs”), 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the U.S., federally tax-exempt Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

The foregoing discussion does not address all of the U.S. federal income tax consequences that may be applicable to a tax- exempt Shareholder as a result of an investment in the Fund. For example, certain tax-exempt private universities should be aware that they are subject to a 1.4% excise tax on their “net investment income” that is not otherwise taxed as UBTI, including income from interest, dividends, and capital gains. Tax-exempt investors should consult with their tax advisors regarding an investment in the Fund.

Foreign Shareholders

U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“Foreign Shareholder”) as defined in the Code, depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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Foreign Account Tax Compliance Act

The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of amounts treated as dividends for U.S. federal income tax purposes made to certain non-U.S. entities (including financial intermediaries) that fail to comply (or are not deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.-owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of Shares on or after January 1, 2019 (which would have included redemption proceeds and certain capital gain dividends), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Other Taxation

The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, that may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Fund Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those sections of this Prospectus and its related SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, including any entity whose assets are considered “plan assets” (each of the foregoing, a “Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to Plans that are subject to ERISA (an “ERISA Plan”), including prudence, diversification, an obligation not to engage in prohibited transactions, and other requirements. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary with respect to any such ERISA Plan breaches its, or his or her, responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund will be proceeding on the basis that its underlying assets are not considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. For this reason, the Adviser will therefore not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

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Certain prospective Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person with respect to any Plan to which it provides investment management, investment advisory or other services. ERISA prohibits and the Code penalizes the use of a Plan’s assets for the benefit of a party in interest or disqualified person, and also prohibits (and penalizes) a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate.

Employee benefit plans or similar arrangements which are not subject to either ERISA or the related provisions of the Code may be subject to other rules governing such plans. Fiduciaries of employee benefit plans or similar arrangements which are not subject to ERISA, whether or not subject to Section 4975 of the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISOR OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

ADMINISTRATOR

The Fund has retained the Administrator, Ultimus Fund Services, LLC (“Ultimus”) whose principal business address is 80 Arkay Drive, Hauppauge, NY 11788, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible, directly or through its agents, for, among other things, certain administration, accounting and investor services for the Fund. The Administrator may retain third-parties, including its affiliates or those of the Adviser, to perform some or all of these services. In consideration for these services, the Fund pays the Administrator a fee based on the average net assets of the Fund (subject to certain minimums), and will reimburse the Administrator for out-of-pocket expenses.

Under the Administration Agreement, the Fund has agreed to indemnify and hold the Administrator harmless from and against any and all losses, damages, costs, charges, reasonable attorney or consultant fees, payments, expenses and liability arising out of or attributable to the Fund’s refusal or failure to comply with the terms of the Administration Agreement, breach of any representation or warranty made by the Fund contained in the Administration Agreement, or which arise out of the Fund’s lack of good faith, gross negligence or willful misconduct with respect to the Fund’s performance under or in connection with the Administration Agreement.

CUSTODIAN AND TRANSFER AGENT

UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Boulevard, Kansas City, MO 64106.

Ultimus serves as Transfer Agent with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of, Shares. Ultimus’s principal business address is 80 Arkay Drive, Hauppauge, NY 11788.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 111 S. Wacker Drive, Chicago, IL 60606.

DISTRIBUTOR

iCapital Securities, LLC acts as the distributor of the Fund’s Shares on a best efforts basis. The Distributor’s principal business address is 60 East 42nd Street, New York, New York 10165.

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LEGAL COUNSEL

Dechert LLP, New York, New York, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of May 16, 2023, and based on statements publicly filed with the SEC, no persons owned of record or beneficially 5% or more of the outstanding Shares of the Fund.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its Shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period also will be sent to the Fund’s Shareholders.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on March 31. The 12-month period ending September 30 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements for the fiscal year ended March 31, 2023, which are included in the Fund’s annual report to Shareholders for the reporting period ended March 31, 2023, are incorporated herein by reference.

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Annex A

iCAPITAL REGISTERED FUND ADVISER LLC PROXY VOTING

14            CORPORATE ACTIONS AND PROXY VOTING POLICY

14.1            Introduction

Rule 206(4)-6 of the Advisers Act (the “Proxy Rule”) requires a registered investment adviser that exercises voting authority with respect to client securities to: (i) adopt written policies reasonably designed to ensure that the investment adviser votes in the best interest of its clients and addresses how the investment adviser will deal with material conflicts of interest that may arise between the investment adviser and its clients; (ii) disclose to its clients information about such policies and procedures; and (iii) upon request provide information on how proxies were voted.

14.2            Corporate Action and Proxy Voting Policy

iCapital’s advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist iCapital in managing the Direct Investment Funds, and therefore does not expect to vote proxies. Nevertheless, iCapital’s policy is to comply with the Proxy Rule and act solely in the best interest of the Client when exercising its voting authority. iCapital determines whether and how to vote corporate actions and proxies on a case-by-case basis and will apply the following guidelines, as applicable:

●	iCapital will attempt to consider all aspects of the vote that could affect the value of the issuer or that of the Client.

●	iCapital will vote in a manner that it believes is consistent with the Client’s stated objectives.

●	iCapital will generally vote in accordance with the recommendation of the issuing company’s management on routine and administrative matters, unless the Firm has a particular reason to vote to the contrary.

14.3            Conflicts of Interest

iCapital will not put its own interests ahead of those of any Client and will resolve any possible conflicts between its interests and those of the Client in favor of the Client. In the event that a potential conflict of interest arises, iCapital will vote on a case-by-case basis and undertake the following analysis.

A conflict of interest will be considered material to the extent that it is determined that the conflict has the potential to influence the Firm’s decision making in voting the proxy. If such a material conflict is deemed to exist, iCapital will refrain completely from exercising its discretion with respect to voting the proxy and will instead refer that vote to an outside service for its independent consideration. If it is determined that any such conflict or potential conflict is not material, iCapital may vote the proxy.

14.4            Voting Information and Recordkeeping

Under the Books and Records Rule, iCapital must retain:

●	its voting policies and procedures;

●	corporate action and proxy statements received;

●	records of votes cast;

●	records of its investor’s requests for voting information; and

●	any documents prepared by iCapital that were material to making a decision on how to vote.

All votes will be documented and maintained by the CCO.

14.5            Operating Procedures and Compliance Review

iCapital’s advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist iCapital in managing the Direct Investment Funds, and therefore, does not expect to vote proxies. Nevertheless, should there be an occasion to vote a proxy, iCapital will vote proxies manually as it deems necessary or appropriate, on a case by case basis. Prior to voting, the CCO will decide as to whether a material conflict of interest exists and will either resolve the conflict or refer the proxy vote to an outside service for its independent consideration. The CCO will conduct a periodic review of the proxy voting records to ensure that proxies are properly voted and records are appropriately maintained.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)            Financial Statements:

Part A: The financial highlights of the Registrant for the fiscal year ended March 31, 2023 is included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended March 31, 2023 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

(2)            Exhibits:

(a)(1)	Certificate of Trust.(1)
(a)(2)	Agreement and Declaration of Trust.(2)
(a)(3)	Certificate of Amendment to Certificate of Trust.(4)
(a)(4)	Certificate of Amendment to Certificate of Trust. (10)
(b)	By-Laws.(2)
(c)	Not Applicable.
(d)	Not Applicable.
(e)	Dividend Reinvestment Plan.(2)
(f)	Not Applicable.
(h)	Form of Distribution Agreement.(8)
(i)	Not Applicable.
(j)(1)	Form of Custodian Services Agreement between SEI Private Trust Company and the Registrant.(2)
(k)(1)	Form of Fund Services Agreement.(2)
(k)(2)	Form of Expense Limitation and Reimbursement Agreement.(8)
(k)(3)	Form of Voting Waiver Agreement.(2)
(k)(4)	KKR Trademark License Agreement.(8)
(k)(5)	Form of Vista Trademark License Agreement. (10)
(k)(6)	Form of Warburg Pincus Trademark License Agreement. (10)
(k)(7)	Amended and Restated Distribution Plan. (6)
(k)(8)	Multiple Class Plan Pursuant to Rule 18f-3. (6)
(l)	Opinion and Consent of Dechert LLP. (9)
(m)	Not Applicable.
(n)	Consent of Independent Registered Public Accounting Firm.(10)
(o)	Not Applicable.
(p)	Form of Subscription Agreement.(2)
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Registrant.(2)
(r)(2)	Code of Ethics of the Adviser.(8)
(s)	Powers of Attorney for Mark Garbin, Mark Gersten, Neil Kaufman and Anita Krug.(8)
(s)(2)	Filing Fee Table.(9)

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s initial Registration Statement on N-2 (File Nos. 333-195620; 811-22963), filed on May 1, 2014.

(2)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement (File Nos. 333-195620; 811-22963), filed on December 3, 2014.

(3)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement (File Nos. 333-195620; 811-22963), filed on January 30, 2015.

(4)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement (File Nos. 333-195620; 811-22963), filed on March 20, 2015.

(5)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 6 to the Registrant’s Registration Statement (File Nos. 333-195620; 811-22963), filed on April 22, 2015.

(6)	Incorporated herein by reference to the corresponding exhibit to the Registrant’s Registration Statement (File Nos. 333-219332; 811-22963), filed on July 18, 2017.

(7)	Incorporated herein by reference to the corresponding exhibit to the Registrant’s Registration Statement (File Nos. 333-219332; 811-22963), filed on August 21, 2017.

(8)	Incorporated herein by reference to the corresponding exhibit to the Registrant’s Registration Statement (File Nos. 333-219332; 811-22963), filed on July 30, 2021.

(9)	Incorporated herein by reference to the corresponding exhibit to the Registrant’s Registration Statement (File Nos. 333-263199; 811-22963), filed on June 8, 2022.

(10)	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$8,693
Printing	$7,500
Accounting fees and expenses	$0
Legal fees and expenses	$20,000
Miscellaneous	$0
Total	$36,193

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by iCapital Registered Fund Adviser LLC (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware in 2020. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801- 119679).

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of May 16, 2023:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	2282
Shares of Beneficial Interest, Class I	1991

ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant’s Agreement and Declaration of Trust filed as Exhibit (2)(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

Registrant, in conjunction with the Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-71496).

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains the required accounting related and financial books and other records of the Registrant at 80 Arkay Drive, Hauppauge, NY 11788.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1)	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not Applicable.

(5)	Not Applicable.

(6)	Not Applicable.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, iDirect Private Markets Fund certifies that this Post-Effective Amendment to the Registration Statement meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and iDirect Private Markets Fund has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 15th day of June, 2023.

iDirect Private Markets Fund

/s/ Nicholas Veronis
By:	Nicholas Veronis
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark Garbin*
Mark Garbin /s/ Mark D. Gersten*	Trustee	June 15, 2023
Mark D. Gersten /s/ Neil M. Kaufman*	Trustee	June 15, 2023
Neil M. Kaufman /s/ Anita K. Krug*	Trustee	June 15, 2023
Anita K. Krug /s/ Nicholas Veronis	Trustee	June 15, 2023
Nicholas Veronis /s/ Swan Chang	Trustee and President	June 15, 2023
Swan Chang	Treasurer and Principal Financial Officer and Principal Accounting Officer	June 15, 2023

*By:	/s/ Nicholas Veronis
Nicholas Veronis
Attorney-in-Fact

EXHIBIT INDEX

(a)(4)	Certificate of Amendment to Certificate of Trust

(k)(5)	Form of Vista Trademark License Agreement.

(k)(6)	Form of Warburg Pincus Trademark License Agreement.

(n)	Consent of Independent Registered Public Accounting Firm.